OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Life Recovery Systems HD, LLC

711 Kimball Ave
Alexandria, LA 71301

www.life-recovery.com

1044 units of Class B Common Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 11,180 Class B Common Units ($106,992.60)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 1,044 Class B Common Units ($9,991.08)

Company	Life Recovery Systems HD LLC
Corporate Address	711 Kimball Avenue, Alexandria, LA 71301
Description of Business	LRS invents, develops, and manufactures medical devices. Our key focus is the treatment of patients suffering from severe hyperthermia and/or acute illnesses related to cardiovascular disease, such as cardiac arrest, stroke, and heart attack.
Type of Security Offered	Class B Common Units
Purchase Price of Security Offered	$9.57
Minimum Investment Amount (per investor)	$497.64

The 10% Bonus for StartEngine Shareholders

Life Recovery Systems HD LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class B Common Units at $9.57 / unit, you will receive 10 bonus Class B Common Units, meaning you'll own 110 units for $957. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Life Recovery Systems invents and develops new medical devices for treatment of critical illnesses such as stroke, cardiac arrest, and heart attacks. The company has designed, patented, and obtained FDA clearance to market its first product, the ThermoSuit® System. This device is the most powerful noninvasive patient cooling device on the market. It can be used to cure patients of deadly fevers and heatstroke. It also has the potential to dramatically reduce or eliminate injuries to the brain, heart, and other organs following prolonged oxygen deprivation.

Sales, Supply Chain, & Customer Base

The ThermoSuit System is sold to hospitals both directly and through distributors. Most customers are in the USA, and the primary users are doctors and nurses in emergency medicine and intensive care. The company is aiming to gain sales penetration to cardiology and neurology departments based upon ongoing and planned studies in the areas of stroke, cardiac arrest, and heart attack.

Competition

The ThermoSuit product is the most rapid noninvasive patient cooling device. Other cooling devices include invasive cooling catheters (Zoll), conventional cooling/warming blankets (Stryker and Gentherm), hydrogel-faced cooling/warming pads (CR Bard), and ice-filled skin-contacting blankets (EMCOOLS). None of these devices offers the combination of cooling speed and safety of the ThermoSuit System.

Liabilities and Litigation

The company has financial debt, as discussed in the financial section of this proposal. There is no ongoing litigation at this time.

Tax Reporting

The Company will distribute K-1s to all members in accordance with the terms of the operating agreement and as required by law.

The team

Officers and directors

Robert Freedman, M.D.	Co-Founder, Chairman of the Board & Chief Medical Officer
Robert Schock, Ph.D.	Co-Founder, Vice President of R&D
Richard Hettenbach	Vice President of Operations
Stephen Katz, MD	Member of Board of Managers
Glenda Stock	Member of Board of Managers
Nell Shehee	Member of Board Managers
David Baker, MD	Member of Board of Managers

Robert Freedman, M.D.
Is the co-founder, co-inventor, Chairman of the Board of Directors and Chief Medical and Strategy Officer. He is an interventional cardiologist, was a Flight Surgeon trained at the U.S. Air Force School of Aerospace Medicine and trained in Cardiology at The University of Texas Health Science Center in Houston. Over the last three years (2015-2018) Dr. Freedman has served as Chairman of the Board of Managers and Chief Medical Officer of Life Recovery Systems, LLC, working out of its business office in Alexandria, LA. During that time he has also served as Manager of Freedman Memorial Cardiology in Alexandria, LA.

Robert Schock, Ph.D.
The co-founder, co-inventor and Vice President of Research & Development. He received a Ph.D. in Biomedical Engineering from Rensselaer Polytechnic Institute and has over 20 years of experience leading R&D groups in cardiac assist, critical care and anesthesia. Previously he managed an R&D Group in Critical Care and Anesthesia for Mallinckrodt Pharmaceutical. Over the last three years (2015-2018) Dr. Schock has served as Vice President of Research and Development of Life Recovery Systems, LLC, working out of its Research and Manufacturing facility in Kinnelon, NJ.

Richard Hettenbach
Is the Vice President of Operations. He has over 30 years of experience in Pharmaceutical R&D, Medical Device Quality Assurance, Regulatory and Clinical Affairs. He has held positions at Sandoz Pharmaceuticals, C.R. Bard and Ackrad Laboratories. Over the last three years Mr. Hettenbach has served as Vice President of Operations of Life Recovery Systems, LLC in its Kinnelon, NJ office. Over that same period he has also worked as a Regulatory Affairs consultant in his private consulting company, Medqra, LLC, which is based in Morris Plains, NJ.

Stephen Katz, MD
President, Central Louisiana Anesthesia & Pain Management Ctr. October 1, 1995 to present. Secretary, Central Louisiana Surgical Hospital January 1, 2016 - December 31, 2018 Served on the Life Recovery Systems Board of Managers from February 1, 2015 to the present.

Glenda Stock
President, GRITS Entities, LLC Back Office Support September, 2017 - Present Producer, On Point Talk Television Television Talk Show May, 2014 - Present Served on the Life Recovery Systems Board of Managers From February 1, 2015 to the present.

Nell Shehee
Co-owner and Vice-President of Kilpatrick Life Insurance Companies and Rose-Neath Funeral Homes, Crematorium and Cemeteries and Flower Shop 1976-Present Served on the Life Recovery Systems Board of Managers from February 1, 2015 to the present

David Baker, MD
Retired after 37 years from private invasive cardiology practice in Lafayette, Louisiana. Former Board Member of two general hospitals and one cardiovascular specialty hospital. Served on the Life Recovery Systems Board of Managers from February 1, 2015 to the present.

Number of Employees: 4

Related party transactions

The Company has borrowed money from investors and issued convertible notes in exchange with annual interest rates of 5% and 7%. At December 31, 2017 the principal amount on the notes owed to Robert Freedman, Chairman and Co-Founder, was $519,717 with accrued interest payable of $51,895.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Failure to get FDA clearances for new indications** Not getting FDA clearances upon completion of our trials would significantly affect the value of our Company.
- **Development of equal or superior patents by competitors** The Company's most valuable asset is its intellectual property. We currently hold 20 issued patents with pending applications pending review. However, competitors could develop and patent products and devices with an equal or faster rate of cooling. If competitors are able to design around our patent protection without obtaining a sublicense, it is likely that the Company's value could be materially and adversely impacted.
- **Lack of funds to enforce patents** The cost of enforcing our patents could be very expensive and we might choose to not file suit because we lack the cash to successfully litigate. As a result, if we are unable to enforce our patents because of the cost, your investment in the Company could be significantly and adversely affected.
- **Damage claims exceeding limits of insurance coverage** We feel our product is very safe. However, there is always the chance of law suits claiming injury or damage from use of the Thermosuit System. We carry product liability insurance coverage but a claim or claims could exceed the limits of our coverage.

- **Lack of working capital can lead to additinal dilution** We anticipate needing access to credit in order to support our working capital needs. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution.
- **Trials and FDA clearances could take several years** Your investment could be illiquid for a long time. Our plan is that once the trials are complete and FDA clearances for new indications are gained, the Company will have a greater market value for sale to a larger company. This could take several years.
- **Failure to raise additional capital** If we are unable to raise additional capital for research and further product development, the value of the Company could be limited.
- **Incapacity of officer/founders** If either or both of the two principal officers and founders of the Company become incapacitated, there is currently no staff to carry on the business.
- **Size of potential competitors** Should competitive products be developed, many competitors are giant companies with developed sales forces and almost unlimited resources.
- **Design flaw** Although our product has proven to be very safe, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. A major recall of our product would be expensive and could significantly impact the value of the Company. In addition, a recall could significantly affect the continuation of our studies and delay or prevent FDA clearances for new uses of our product.
- **Literature or medical practice guidelines that do not support rapid cooling** Although there are some published studies that support rapid cooling for patients, some other studies are either neutral or not supportive. Medical practice guidelines are literature-driven and largely dictate the types of products that are used to treat patients. Should new studies not add support to the need for rapid cooling, the market for the Company's rapid cooling products and the company's valuation will be adversely affected.
- **Market resistance to liquid convection cooling** The Company's products are based on the use of liquid convection cooling. While this approach is superior in cooling power to other noninvasive methods, it can also be more messy and difficult to use if training is inadequate. The market acceptance of this cooling method will be limited if customers are unwilling or unable to develop the skills required to use it. The new clinical studies must demonstrate significant medical benefits of the Company's products to drive their widespread acceptance, More effective training programs will be needed to sustain long-term product acceptance and customer satisfaction.
- **High cost of goods and selling prices of the Company's products** The Company's current products have a high cost of goods and high price relative to other cooling devices, which lessens profitability and the ability to sell against lower-cost competitive products. New capital is required to develop cost-reduced versions of the company's products.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Robert J. Freedman, Jr., 36.7% ownership, Class A Common Units
- Robert J. Freedman, Jr., 31.0% ownership, Class B Common Units
- Robert J. Freedman, Jr., 40.1% ownership, Class C Preferred Units
- Robert J. Freedman, Jr., 100.0% ownership, Class D Common Units

Classes of securities

- Class A Common units: 19,763

  Ownership of the Company is divided into four different classes of member units. None of the members have preemptive rights or the right of cumulative voting. Certain features of these classes of units are described below. There have been no additional units issued since December 31, 2016.

  The Company has 40,000 authorized Class A Common Units of which 19,763 units are currently issued and outstanding.

  Voting Rights

  Holders of Class A Common Units are entitled to one vote for each such membership unit held, on any issue requiring the vote, consent, approval or other decision of the members.

  Liquidation Rights

  In the event of our liquidation, dissolution, or winding up, holders of Class A Common Units are entitled to share ratably with holders of Class B Common units, and in a limited way with Class D Common Unit holders, as described below. The amount to be distributed will be after payment of liabilities and the liquidation preference of the Class C Preferred Units.

  Distribution Rights

  Upon distributions of profits, all unit holders will share ratably, except for Class D unit holders as described below, after the Class C Priority Return has been paid to all Class C Preferred unit holders.

- Class B Common Units: 2,149,217

  The Company has 4,000,000 authorized Class B Common Units of which 2,149,217 units are currently issued and outstanding.

Voting Rights

Holders of Class B Common Units have no right to vote until the holders of the Class C Preferred Units shall have been paid the Class C Priority Return; provided, however, the Class B members are entitled to vote on any amendment to the Articles of Organization or Operating Agreement that would materially and adversely impair or change dividend or distribution rights, voting rights, rights to sell membership units in connection with the proposed transfer of membership units by others and distribution preferences. After the priority return to the Class C Members has been paid, the Class B Common Units shall automatically be accorded full voting rights. On matters upon which holders of Class B Common Units are entitled to vote, each Class B Common Unit is entitled to one vote.

Liquidation Rights

In the event of our liquidation, dissolution, or winding up, holders of Class B Common Units are entitled to share ratably with holders of Class A Common units, and in a limited way with Class D Common Unit holders, as described below. The amount to be distributed will be after payment of liabilities and the liquidation preference of the Class C Preferred Units.

Distribution Rights

Upon distributions of profits, all unit holders will share ratably, except for Class D unit holders as described below, after the Class C Priority Return has been paid to all Class C Preferred unit holders.

- Class C Preferred Units: 62,275

The Company has 2,000,000 authorized Class C Preferred Units of which 62,275 units are currently issued and outstanding.

Voting Rights

Holders of Class C Preferred Units have no right to vote, except on any amendment to the Articles of Organization or Operating Agreement that would materially and adversely impair of change dividend or distribution rights, redemption rights, voting rights, rights to purchase or sell membership units in connection with the proposed transfer of membership units by others, and distribution preferences, Class C Preferred Units. On matters upon which holders of Class C Preferred Units are entitled to vote, each Class C Preferred Unit is entitled to one vote. Class C Preferred Units will convert to Class B Common Units on payment of the Class C Priority Return. Class C Priority Return means an amount equal to the original purchase price of such Class C Preferred Units in the amount of $579,845.

Liquidation Rights

In the event of our liquidation, dissolution, or winding up, holders of Class C Preferred Units are entitled to share ratably with holders of Class A Common and Class B Common Units, and in a limited way with Class D Common Unit holders, as described below. The amount to be distributed will be after payment of liabilities and the liquidation preference of the Class C Preferred Units.

Distribution Rights

Upon distributions of profits, all unit holders will share ratably, except for Class D unit holders as described below, after the Class C Priority Return has been paid to all Class C Preferred unit holders.

- Class D Common Units: 4,000,000

The Company has 4,000,000 authorized Class D Common Units of which 4,000,000 units are currently issued and outstanding.

Voting Rights

Holders of Class D Common Units have full voting rights. On matters upon which holders of Class D Common Units are entitled to vote, each Class D Common Unit is entitled to one vote.

Distribution and Liquidation Rights

In connection with any distributions to the owner of these Class D units or any payments made upon dissolution of the Company, each of these 4,000,000 Class D common units shall provide a financial return that will be paid equal to 4,000 units or one tenth of one percent (.1%) of the dividend or other amount that is paid by the Company with respect to each Class A and Class B Common Unit and Class C Preferred Unit.

- Covertible Notes: 0

Outstanding amount of convertible notes at December 31, 2017: $1,387,517 with accrued interest of $333,713.

Dividend Rights and Rights to Receive Liquidation Distributions:

The notes have no dividend or distribution rights unless the holders elect to convert their notes to membership units.

Rights and Preferences

The notes have varying conversion rates per unit of $10.20, $8.16 and $5.10 and bear interest rates of 5% and 7%. The notes have a maturity of three years from issue. Many of the notes have matured but are not paid due to the cash shortage of the company. Note holders have not demanded payment of principal and accrued interest. They are all investors in the company and desire to see the company succeed.

Summary of notes outstanding:

Issued 2010 - 2012 (In default)

Conversion Rate $10.20 Interest rate 5% Principal $121,000 Accrued Interest $40,504

Conversion Rate $ 8.16 Interest rate 7% Principal $310,000 Accrued Interest $143,411

Issued 2013 - 2014 (In default)

Conversion Rate $5.10 Interest rate 5% Principal $230,000 Accrued Interest $49,050

Conversion Rate $5.10 Interest rate 7% Principal $260,000 Accrued Interest $66,624

Issued 2015 -2017

Conversion Rate $5.10 Interest rate 7% Principal $100,000 Accrued Interest $19,333

Conversion Rate $5.10 Interest Rate 5% Principal $366,517 Accrued Interest $14,791

What it means to be a Minority Holder

As a minority holder of Class B Common Units, you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

The Company has issued convertible notes for loans from investors in the amount of $1,387,517. The notes are convertible into Class A and Class B units at various rates ranging from $5.20 to $10.20 per unit. The outstanding convertible loans and accrued interest, if so elected by the holders, are convertible into 4,813 Class A Common units and 283,511 Class B Common units. Conversion of all of the convertible notes and accrued interest would result in a dilution of 24.4% of the Class A Common Units and 13.2% of the Class B Common Units.

In the Company's intermittent horizon, we may seek $5,000,000 of additional investment mainly for research and product improvement. Should this come to fruition, your StartEngine investment may be further diluted.

In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a new offering of membership units (such as another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

Results of Operations 2015-2016

During this period we primarily served the needs of our customer base (hospitals) by selling product for the current FDA approved indications, service on equipment, and

24 hour phone and internet assistance for system operations. We devoted what remaining resources we could to research.

Revenue and Gross margins

Revenues decreased in 2016 from 2015 by $108,000 due to decrease in marketing efforts and competition with very large medical device companies. Gross margin decreased from the decrease in sales.

Expenses

We decreased our marketing costs , salaries and other operating expense between 2015 and 2016 by $321,000.We reduced our marketing efforts and focused on our present customers who provided our recurring revenue stream. We eliminated all payroll costs and reduced professional fees where practical.

At the end of this period, we changed our major focus to research, which should lead to FDA approval for new indications in treating strokes and heart attacks. These approvals will distinguish LRS from its competitors and allow sales of the TSS to help millions of patients, while continuing to serve our present customers.

Financial Milestones

LRS is currently a small, self-funded company competing against multi-billion dollar companies with large established marketing operations. In this business environment, the company has generated losses since inception, although the losses have diminished because of stringent measures taken by the company officers.

LRS has been approved by the FDA to conduct stroke and heart attack studies. Therefore,we anticipate that our change in focus to research in treating stroke and heart attack patients, will lead to FDA clearance by 2020.Sale of our product to treat patients with these indications will lead to a value proposition of millions of dollars in revenue and will save many lives.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business. In 2015 we incurred losses of $415,814 and in 2016 losses of $133,512, a reduction of 70%

The first phase of capital raised ($107,000) under crowdfunding will be used to continue our stroke studies, product development and operating expenses. We will seek to continue to raise capital under crowdfunding offerings or debt issuances, or any other method available to the company.

The proceeds from this offering will provide us the liquidity to continue operations and our stroke studies, which will differentiate LRS from its competition. Other funds may be available from loans by present investors. Ultimately, we plan to raise $1,070,00 through Startengine which will allow us to fund the stroke and heart attack pilot trials, speed product improvement and fund working capital through 2018.

Our efforts will be concentrated in product development and completing the research that will lead to FDA clearance to sell our product for the treatment of strokes and heart attacks. We also plan to continue to serve our current customers.

Indebtedness

The company has an outstanding bank loan in the amount of $ 1,257,175, bearing interest at 5% per year, which renews annually. The bank has continuously renewed the loan in the past because it is secured by collateral provided by the founder and major investor of the company. The other major indebtedness is convertible notes loaned to the company by investors through December 31, 2016 in the amount of 1,213,330 with annual interest rates of 5% and 7%. Interest has been accrued on these notes but not paid. The investors who hold these notes have not demanded the interest be paid due to the cash shortage of the company and their desire to see the company succeed. Use of the investment proceeds will not be used to reduce debt.

Recent offerings of securities

- 2015-01-01, Regulation D, 100000 Convertible Note. Use of proceeds: Conversion Rate $5.10 Interest rate 7% Principal $100,000 Accrued Interest $19,333 Proceeds used for research and development and operating expenses.
- 2015-01-01, Regulation D, 366517 Convertible Note. Use of proceeds: Conversion Rate $5.10 Interest Rate 5% Principal $366,517 Accrued Interest $14,791 Proceeds used for research and development and operating expenses.

Valuation

$21,391,390.00

The valuation of the company has been conservatively set to $21,391,390 based on the conservative value of what the board believes our future sales could be, in consideration of the addressable markets of our product. However, this is a small fraction of the potential valuation of the company should it be successful in completing any of its proposed studies of stroke, heart attack, or cardiac arrest.

USE OF PROCEEDS

	Offering Amount Sold*	Offering Amount Sold*
Total Proceeds:	$10,000	$107,000

Less: Offering Expenses		
StartEngine Fees (6% total fee)	600	6,420
Net Proceeds	9,400]	100,580
Use of Net Proceeds:		
R& D & Production	7,000	75,000
Working Capital	2,400	25,580
Total Use of Net Proceeds	$9,400	$105,580

**Totals are estimates. Actuals may vary slightly for avoidance of fractional shares.*

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum of $10,000. . We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised .We will pay Start Engine $600 if we raise the minimum target amount and $10,000 and $6,420 if we raise the maximum offering amount of $107,000. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used for the continuation of clinical research on strokes and heart attacks and operating expenses. The company will accelerate soliciting for additional funding for research that may lead to earlier FDA clearance.

Irregular Use of Proceeds

Funds from this offering and other sources may be used to provide for expenses incurred for sale of the company. At this time there are no prospective buyers of the company and no anticipated costs in connection with seeking a buyer.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The Company will make annual reports available at life-recovery.com in the section labeled annual report. The annual reports will be available within 120 days after the end of each calendar year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Life Recovery Systems HD, LLC

[See attached]

Life Recovery Systems HD, LLC

Unaudited Financial Statements

December 31, 2016 and 2015

Life Recovery Systems HD, LLC
Balance Sheets
As of December 31, 2016 and 2015
(unaudited)

	2016	2015
Assets		
Current Assets		
Cash	$ 7,617	$ 1,383
Accounts receivable	23,200	45,500
Deposits on inventory	9,659	2,620
Inventory	187,125	211,837
Total Current Assets	227,601	261,340
Equipment And Tooling		
Cost	580,283	580,283
Accumulated depreciaion	(576,988)	(570,197)
Net Equipment and Tooling	3,295	10,086
Total Assets	$ 230,896	$ 271,426
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable	$ 165,316	$ 196,212
Bank Note payable	47,832	54,483
Total Current Liabilities	213,148	250,695
Long Term Liabilities		
Accrued interest on convertible notes	255,040	186,509
Convertible notes payable	1,213,330	1,104,000
Bank note payable	1,257,175	1,304,506
Payable to Nexcore Technology	45,710	45,710
Total Long Term Liabilities	2,771,255	2,640,725
Total Liabilities	2,984,403	2,891,420
Members' Equity		
Class A common units	109,441	109,441
Class B Common Units	12,838,103	12,838,103
Class C Preferred Units	579,845	579,845
Class D Common Units	40,000	40,000
Accumulated deficit	(16,320,896)	(16,187,383)
Total Equity (Deficit)	(2,753,507)	(2,619,994)
Total Liabilities and Members' Equity	$ 230,896	$ 271,426

The accompanying notes are an integral part of the financial statements

Life Recovery Systems HD, LLC
Statements of Operations
For the Years Ended December 31, 2016 and 2015
(unaudited)

	2016	2015
Sales	$ 237,896	$ 346,316
Cost of Sales	(124,007)	(191,003)
Gross Profit	113,889	155,313
Expenses		
General and Administrative	37,021	96,360
Insurance	32,563	45,720
Production	1,141	6,598
Quality and Regulatory	15,291	137,188
Research and Development	14,876	118,267
Sales and Marketing	5,894	37,931
Depreciation	6,791	7,923
Interest Expense	133,824	121,140
Total Expenses	247,401	571,127
Net Loss	$ (133,512)	$ (415,814)

The accompanying notes are an integral part of the financial statements.

Life Recovery Systems HD, LLC
Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015
(unaudited)

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (133,512)	$ (415,814)
Adjustments to reconcile net loss to net cash used (provided) by operations		
Accounts Receivable	22,301	17,278
Deposits on inventory	(7,039)	21,019
Inventory	24,712	19,518
Accounts payable	(30,897)	12,755
Accrued interest	68,530	64,985
Depreciation	6,791	7,923
Net cash used by operating activities	(49,114)	(272,336)
Cash Flows From Investing Activities		
Cash Flows From Financing Activities		
Bank notes payable (net)	(53,982)	8,628
Convertible notes payable	109,330	183,000
Investor capital		40,000
Net cash provided by financing activities	55,348	231,628
Net change in cash	6,234	(40,708)
Cash at beginning of year	1,383	42,091
Cash at end of year	$ 7,617	$ 1,383
Supplemental Disclosures		
Cash paid for interest	$ 57,336	$ 48,417

The accompanying notes are an integral part of the financial statements.

Life Recovery Systems HD, LLC

Statement of Changes in Member's Equity

For the Years Ended December 31, 2016 and 2015

(unaudited)

	A Units	Amount	B Units	Amount	C Units	Amount	D units	Amount	Accumulated Deficit	Investor Equity
Balances, December 31, 2014	19,763	$ 109,441	2,149,217	$ 12,838,103	62,275	$ 579,845			$ (15,771,570)	$ (2,244,181)
Contributed Capital 2015							4,000,000	$ 40,000		40,000
Operating Loss 2015									(415,814)	(415,814)
Balances, December 31, 2015	19,763	$ 109,441	2,149,217	$ 12,838,103	62,275	$ 579,845	4,000,000	$ 40,000	$ (16,187,384)	$ (2,619,995)
Operating Loss 2016									(133,512)	(133,512)
Balances, December 31, 2016	19,763	$ 109,441	2,149,217	$ 12,838,103	62,275	$ 579,845	4,000,000	$ 40,000	$ (16,320,896)	$ (2,753,507)

The accompanying notes are an intergral part of the financial statements.

Life Recovery Systems HD, LLC
Notes to the Financial Statements
December 31, 2015 and 2016

Note 1 – Nature of Operations

Life Recovery Systems HD, LLC (the Company) was formed on June 6, 2002 in the State of Louisiana. The financial statements of the Company are prepared in accordance with generally accepted accounting principles and have been consistently applied in preparation of the financial statements.

The Company's founders developed a system of providing rapid therapeutic hypothermia. It involves a device (pump) for circulating cold water though a disposable wrap (suit) that delivers a thin film of flowing cold water to the skin surface of the patient. The noninvasive device is marketed as the ThermoSuit System. Suits and pumps are produced and assembled by outside contractors. Shipping to and billing of customers is done in Kinnelon, New Jersey. Accounting functions are conducted in Alexandria, Louisiana. The Company currently has no employees. All activities are conducted by officers and founders with no compensation.

The Company was formed as a limited liability company and elected to be treated as a partnership for tax purposes, Therefore, no income tax expense or liability is recorded in the financial statements, as all taxable income or loss is reported on the tax returns of the investors.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

Sales revenue is recognized when product is shipped and billed.

Cost of goods sold and inventories

Cost of goods sold and inventories include material and assembly costs valued on a first-in first-out method.

Accounts receivables

The Company's accounts receivables are recorded at their gross amounts. The Company expects to collect all receivables; therefore, no allowance for bad debts is recorded.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. The Company provides for depreciation using the straight line method over 5 and 7 years.

Research and development
Research and development costs for new products or product enhancements are charged to operating expense when incurred and are included in research and development expense.

Product Warranty Costs

Historically, warranty costs have been minimal and the related expense has been recorded at the time the warranty service is performed; accordingly no warranty reserve has been recorded at December 31, 2015 and 2016.

Note 3 – Concentrations of Risk

The Company maintains their cash in bank accounts in two financial institutions. The balances, at times, may exceed federally insured limits. The Company believes the risk associated with this to be minimal.

Sales and receivables are concentrated in a small number of customers. Any losses of customers could have a significant effect on the operations of the Company.

Note 4-Notes payable

A bank loan with a balance of $1,257,175 at December 31, 2016. No principal payments are required, only interest at 5% annual rate. The bank has renewed this loan annually in the past because it is secured by investments pledged by one of the officer founders of the Company.

Installment bank loan in the amount of $47,832 unsecured with monthly payments of $4,800 plus interest of 5%.

An unsecured note payable to Nexcore Technology in the amount of $45,710. Nexcore Technology was previous engaged to manage the Company. After this association ended, Nexcore was given this note for services provided. The note has no terms for payment and demand has not been made.

Convertible notes payable in the amount of $1,213,330 at December 31, 2016. These notes were issued to investors with a three year maturity bearing interest rates of 5% and 7%. Many of these notes are in default along with accrued interest of $255,040. The notes are redeemable for LLC units at prices ranging from $5.10 to $10.20 per unit. The investor owners of these notes have not demanded payment due to the lack of cash by the Company and their desire to see the Company succeed.

Note 5 -Capital Investors

Ownership of the Company is divided into four different classes of member units. None of the members have preemptive rights or the right of cumulative voting. Certain features of these classes of units are described below.

Class A Common units – The Company has 40,000 authorized Class A Common Units of which 19,763 are issued and outstanding at December 31, 2016. Holders of Class A Common Units are entitled to one vote for each such membership unit held, on any issue requiring the vote, consent, approval or other decision of the members.

Class B Common Units-The Company has 4,000,000 authorized Class B Common Units of which 2,149,217 are issued and outstanding at December 31, 2016. Holders of Class B Common Units have no right to vote until the holders of the Class C Preferred Units shall have been paid the Class C Priority Return; provided, however, the Class B members are entitled to vote on any amendment to the Articles of Organization or Operating Agreement that would materially and adversely impair or change dividend or distribution rights, voting rights, rights to sell membership units in connection with the proposed transfer of membership units by others and distribution preferences. After the priority return to the Class C Members has been paid, the Class B Common Units shall automatically be accorded full voting rights. On matters upon which holders of Class B Common Units are entitled to vote, each Class B Common Unit is entitled to one vote.

Class C Preferred Units-The Company has 2,000,000 authorized Class C Preferred Units of which 62,275 are issued and outstanding at December 31, 2016. Holders of Class C Preferred Units have no right to vote, except on any amendment to the Articles of Organization or Operating Agreement that would materially and adversely impair of change dividend or distribution rights, redemption rights, voting rights, rights to purchase or sell membership units in connection with the proposed transfer of membership units by others, and distribution preferences, Class C Preferred Units. On matters upon which holders of Class C Preferred Units are entitled to vote, each Class C Preferred Unit is entitled to one vote. Class C Preferred Units will convert to Class B Common Units on payment of the Class C Priority Return. Class C Priority Return means an amount equal to the original purchase price of such Class C Preferred Units, which at December 31, 2016 was $579,845.

Class D Common Units –The Company has 4,000,000 authorized Class D Common Units of which 4,000,000 units are issued and outstanding at December 31, 2016. Holders of Class D Common Units have full voting rights. On matters upon which holders of Class D Common Units are entitled to vote, each Class D Common Unit is entitled to one vote.

Note 6-Commitments

The Company rents office and storage space in Kinnelon, New Jersey. Payment is on a month to month basis since the lease expired some time ago.

The Company has signed equipment leases for a phone system and copier totaling $7,823 annually.

Note 7-Related Party Transactions

Convertible notes payable (see Note 4) are loans from Capital investors who hold all four classes of membership units.

Note 8- Subsequent Events

After December 31, 2016, sales have decreased sharply due to lack of sales personnel and loss of customers to large competitors.

In 2017, the founder/investor has continued to provide working capital through convertible loans to the Company.

I, Robert J. Freedman,Jr., the Chairman and President of Life Recovery Systems HD, LLC), hereby certify that the financial statements of Life Recovery Systems HD, LLC and notes thereto for the periods ending December 31, 2016 and December 31, 2015 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ended December 31, 2016, the amounts reported on our tax returns were total income of $237,897, taxable (loss) of $(150,996) and total tax of $ -0-.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 11/10/2017 (Date of Execution).

[signature] (Signature)

Chairman (Title)

11/10/17 (Date)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Life Recovery Systems is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $9.99K - $107K goal

Life Recovery Systems

Rapid Emergency Body Cooling System

Small OPO | Alexandria, LA | Biotechnology | US Investors Only

Overview | Team | Terms | Updates | Comments | Share

The Fastest, Safest, and Most Effective Non-Invasive Path to Therapeutic Hypothermia





Invest in Life Recovery Systems

Life Recovery Systems has created the ThermoSuit® System: **a life-saving patient cooling system** that provides the fastest cooling of any noninvasive device. Using the unmatched cooling speed of water immersion, we've created an easy, nurse-deployable system which cools an individual's life-threatening body temperature in about 30 minutes or less. This can help prevent brain damage, or even death, in cases of fever, heatstroke, drug abuse, and countless other situations.

Developed by Life Recovery Systems HD, LLC -- an independent company with offices in Kinnelon, New Jersey, and Alexandria, Louisiana -- the device consists of a disposable wrap and a computer-controlled pumping system.

Our revolutionary ThermoSuit has been cleared by the US Food and Drug Administration for marketing of the product in the US for patient temperature reduction where clinically indicated, e.g. in hyperthermic patients. Based upon preliminary data from laboratory studies and early clinical research, the ThermoSuit System has the potential to help over one-million US patients per year who suffer from critical conditions including cardiac arrest, heart attack, and stroke.

Invest in Life Recovery Systems. With the money we raise from StartEngine, we'll be able to garner additional clinical studies of new indications, develop ThermoSuits sized to fit children and very-large patients, and enable cost reductions to expand the usage of this life-saving and important technology.

Help us put the ThermoSuit in every hospital to ensure safe, cost-effective, life-saving technology reaches those in need.

The Offer

Investment

$9.57 per Class B Common Unit | When you invest you are betting the company's future value will exceed $21.4M.

Perks

$500 — If you invest $500, you will receive 52 Class B Units.
$2,500 — If you invest $2,500, you will receive 261 Class B Units.
$50,000 — If you invest $50,000, you will receive 5,225 Class B Units.
$75,000 — If you invest $75,000, you will receive 7,837 Class B Units.
$100,000 — If you invest $100,000, you will receive 10,449 Class B Units.

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the ***Offering Summary*** *below.*

Life Recovery Systems aims to save lives through the development of innovative medical devices for the emergency medical care market.

The ThermoSuit Can Save Lives

About **2,000 patients have been treated with the ThermoSuit System** since its introduction. Users have reported outstanding cooling rates, patient outcomes, and safety. One hospital has tracked its results and found that the use of the ThermoSuit device was **associated with a shortened length of stay and a reduced cost of care for patients treated.**

With our groundbreaking technology, life-saving measures can be deployed quickly to bring the body down to cool temperatures safely before individuals are treated or transported to tertiary areas. **While competitive non-invasive methods of cooling require 3 hours or more, we're able to cool patients to a safe therapeutic temperature of 90°F in 30 minutes or less.**

Our porous lining conducts the flow of water along the skin, which provides rapid cooling while minimizing chances of injury. Plus, our system includes a wrap, which incorporates inflatable chambers that form-fit the device to the patient, stabilizing the patient and minimizing the amount of water needed to cool the patient.

Studies Show That Therapeutic Hypothermia Can Save Lives In Common Emergency Situations

Heatstroke



When core temperatures rise, caused by environmental conditions, or strenuous activities, immediate treatment can prevent brain damage, organ failure, or even death.

The ThermoSuit was identified as the most powerful cooling device in an independent clinical study of exertional heatstroke published in February 2017. **The ThermoSuit was the only device that was able to sustain a cooling rate over 0.155C°/min, which is recommended by experts for treatment of heatstroke.**

The above study can be accessed here.

Drug Overdose



An epidemic impacting thousands, drug abuse is a growing problem in the states and abroad. Some drugs, including cocaine and MDMA, induce **high fevers** that are difficult to manage and can be highly lethal.

Ice water immersion, as provided by the ThermoSuit, has been shown to be highly effective in treating drug-induced fevers. The ThermoSuit should be available in any hospital that is likely to treat victims of drug overdose, in order to save lives and prevent bodily damage.

An article discussing ice water immersion treatment of drug abuse victims is available here.

The ThermoSuit Is Life-Saving Technology

Published studies have reported that the life-changing effects of cellular damage, especially to the heart and brain, resulting from severe hyperthermia or oxygen-depriving injuries such as cardiac arrest, stroke, heart attack and more can be solved by reducing the body's core temperature to between 32-34°C through therapeutic hypothermia as facilitated by the safe and easy-to-use ThermoSuit.







The ThermoSuit

- Portable and easy-to-use on a stretcher
- Pump draws warm water and heat away from body, replacing it with new cool water (cooling faster)
- More rapid cooling process than either gel pads or cooling blankets
- Proven water-on-skin patient contact without the possibility of injury
- Uses the tried-and-true properties of water cooling
- Easy, nurse-deployable system
- 30-minute session decreases body temperature by an average of 3-degrees celsius
- Porous lining for uniform fluid distribution
- Velcro sealing for easy routing of patient lines in and out
- Expandable gussets to accommodate a wide variety of patients
- Unlike competitive approaches, patients remain cool hours after using the suit

Patient Cooling Rate vs. Cooling Method (C° per hour)


10
9
8
7
6
5
4
3
2
1
0
Cooling Blankets [1]
Arctic Sun [1]
Zoll Cooling Catheter [1]
Standard ThermoSuit [1]
High-Flow ThermoSuit [2]
1. Cooling rates for comatose post cardiac arrest patients based on published clinical studies.
2. Investigational device; cooling rate for post arrest patients estimated based on preliminary results of CHIPAHA AMI clinical study



Expanding to the In-Hospital Market

ThermoSuit Hospital Market Opportunity

Possible Cardiovascular Indications for ThermoSuit Cooling	Number of Patients Per Year *	Overall Market Size (assuming $1600 per ThermoSuit)
Stroke	795,000	$1,272,000,000
Heart Attack	790,000	1,264,000,000
Cardiac Arrest	350,000	560,000,000
Total	**1,935,000**	**$3,096,000,000**

* American Heart Association, American Stroke Association, Heart Disease and Stroke Statistics 2017 At-a-Glance.

Life Recovery Systems intends to expand its penetration into the market for in-hospital patient cooling devices. Studies show that rapid cooling is likely to improve the outcomes of patients suffering from the effects of heatstroke, cardiac arrest, traumatic brain injury, stroke, and heart attack. These indications amount to a potential **annual market of over $2B** (see the chart on the left).

Our work should furthermore lead to significant reductions in the costs of long-term care and financial support of the people who suffer catastrophic illnesses such as cardiac arrest, stroke, and heart attack. The ThermoSuit is essential in the recovery, affordability, and wellbeing of patients throughout the country.

This Team Is Highly Trained and Qualified

The individuals who work at Life Recovery Systems appreciate the value of human life, lived with dignity and good health. We're dedicated to saving and improving lives. Each team member's experience is varied and diverse, ensuring we're able to work together to accomplish our revolutionary and ambitious goals. Our team includes medical experts, as well as experts in the fields of business management, biomedical engineering, regulatory and quality affairs, finance, and manufacturing.

Together, we work to save lives and pioneer technologies that improve the medical world.

Proven Success

"Our team at Rapides Regional Medical Center has been using the ThermoSuit System to cool patients for a number of years. Through the use of this device we have seen many patients whose recoveries both amazed us and warmed our hearts. We look forward to seeing the expanded use of this rapid cooling device as new indications are made evident through clinical studies."

John Giroir, M.D.
Emergency Department Physician
Rapides Regional Medical Center

"The cutting edge technology of the Thermosuit System distinguishes our program both in our market as well as within our state. Our use of the ThermoSuit System has both helped our patients and reduced our overall costs of care. It was a significant contributor to our facility being recognized as our state's top heart hospital and top 10% in the nation as reported in Louisiana Life Magazine"

John Hall
Director of Cardiovascular and Oncology Services
CHRISTUS St. Frances Cabrini Hospital

"The ThermoSuit System enables our ER nurses to cool patients to target temperatures **safely and accurately**, usually reaching target in only about 30 minutes. After initial cooling induction, patients are removed from the suit and target temperatures are easily maintained using standard cooling blankets or wraps. **Clinical results have been outstanding** – our critical care nurses are demanding that patients requiring therapeutic hypothermia be cooled before transferring them from the emergency department"

Carolyn Gattuso
APN Emergency Dept. & Cardiac Cath Lab Virtua Health


MEDICAL
DESIGN
EXCELLENCE
AWARDS
Life Recovery Systems' ThermoSuit™
winner in the 2009 awards

Life Recovery Systems So Far

Raised **$13M** in Angel Funding

Garnered **$1.3M** in National Institute of Health Grants

Raising **$1M** for product cost reductions and studies

Here's Where We're Going



INFLATED
PRE-INFLATION

With the money we raise through StartEngine, we intend to make the ThermoSuit system more accessible to individuals across the country.

In addition:

- We'll implement product cost reductions, making the product more affordable.
- We'll grow our product sales by strengthening sales and distribution infrastructure already in place.
- We'll expand our market by developing both larger and smaller ThermoSuits (for children and large adults).
- We'll complete randomized studies of fast vs. slow-cooling methods.
- We'll pilot studies of stroke and heart attack patients to pinpoint the positives of the ThermoSuit.
- We'll establish a profitable business and broadened base of clinical evidence within the next two years enabling a possible acquisition of the ThermoSuit technology at a high valuation.

Let's get the ThermoSuit into every hospital. With your help, this fast-acting and affordable system could be available around the country to save and improve countless lives.

1998



Preliminary Air-Based Cooling System Is Designed

Dr. Robert Freedman (interventional cardiologist), is granted US patent 5,755,756 for a preliminary air-based cooling system design.

2001

ThermoSuit Concept Is Invented

Drs. Freedman and Robert Schock identify liquid convection as the most promising approach for rapid patient cooling, and the ThermoSuit concept is invented.

2002

Life Recovery Systems LLC Is Founded

Life Recovery Systems receives an initial grant from the National Institutes of Health (NIH) to investigate cooling performance of the ThermoSuit.

2003-2008



Preclinical Studies Of The ThermoSuit System

14 studies meet abstracts and publications.

2005

LRS Receives Second NIH Grant

A patent is granted for liquid-based cooling system (LRS now holds 20 patents on its technology, including concepts for next-generation products).

December, 2016



The Importance of Rapid Cooling Is Established

New meta-analysis of clinical data is published supporting importance of rapid cooling.

February, 2017



ThermoSuit's Superiority is Established

A clinical study is published demonstrating superior cooling rate of ThermoSuit for treatment of exertional heatstroke.

July 2017

FDA Approves Revised Clinical Study To Cool Stroke Patients With The ThermoSuit System

This includes those who receive neurothrombectomy (catheter-based removal of brain clots).

September 2017

Tulane Institutional Review Board

The board approves revised clinical study to begin patient enrollment.

December 2017

Campaign Launches With StartEngine!

Life Recovery Systems aims to raise $1,070,000!

2018



StartEngine Raise Completed! (ANTICIPATED)

With our crowd-funding round closed, we move on to make the ThermoSuit accessible to everyone in need.

2019



Generation 2 Of ThermoSuit (ANTICIPATED)

Exhibit second-generation ThermoSuit product at the 2019 Sessions of the American College of Emergency Physicians Meeting.

In the Press

CBC radio

Tulane University

SHOW MORE

Meet Our Team



Robert Freedman, M.D.

Co-Founder, Chairman of the Board & Chief Medical Officer

Is the co-founder, co-inventor, Chairman of the Board of Directors and Chief Medical and Strategy Officer. He is an interventional cardiologist, was a Flight Surgeon trained at the U.S. Air Force School of Aerospace Medicine and trained in Cardiology at The University of Texas Health Science Center in Houston. Over the last three years (2015-2018) Dr. Freedman has served as Chairman of the Board of Managers and Chief Medical Officer of Life Recovery Systems, LLC, working out of its business office in Alexandria, LA. During that time he has also served as Manager of Freedman Memorial Cardiology in Alexandria, LA.



Robert Schock, Ph.D.

Co-Founder, Vice President of R&D

The co-founder, co-inventor and Vice President of Research & Development. He received a Ph.D. in Biomedical Engineering from Rensselaer Polytechnic Institute and has over 20 years of experience leading R&D groups in cardiac assist, critical care and anesthesia. Previously he managed an R&D Group in Critical Care and Anesthesia for Mallinckrodt Pharmaceutical. Over the last three years (2015-2018) Dr. Schock has served as Vice President of Research and Development of Life Recovery Systems, LLC, working out of its Research and Manufacturing facility in Kinnelon, NJ.



Richard Hettenbach

Vice President of Operations

Is the Vice President of Operations. He has over 30 years of experience in Pharmaceutical R&D, Medical Device Quality Assurance, Regulatory and Clinical Affairs. He has held positions at Sandoz Pharmaceuticals, C.R. Bard and Ackrad Laboratories. Over the last three years Mr. Hettenbach has served as Vice President of Operations of Life Recovery Systems, LLC in its Kinnelon, NJ office. Over that same period he has also worked as a Regulatory Affairs consultant in his private consulting company, Medqra, LLC, which is based in Morris Plains, NJ.



Coan Knight

Financial Management

is the Financial Manager. He is a CPA and a retired Principal in Knight Masden, a professional accounting corporation based in Alexandria, LA. He was one of the original founders of the accounting firm and served in management for 34 years before retirement in 2004 He has assisted Life Recovery Systems from 2005 to 2018 as a financial consultant.

Stephen Katz, MD

Member of Board of Managers

President, Central Louisiana Anesthesia & Pain Management Ctr. October 1, 1995 to present. Secretary, Central Louisiana Surgical Hospital January 1, 2016 - December 31, 2018 Served on the Life Recovery Systems Board of Managers from February 1, 2015 to the present.

Glenda Stock

Member of Board of Managers

President, GRITS Entities, LLC Back Office Support September, 2017 - Present Producer, On Point Talk Television Television Talk Show May, 2014 - Present Served on the Life Recovery Systems Board of Managers From February 1, 2015 to the present.

Nell Shehee	**David Baker, MD**
Member of Board Managers	Member of Board of Managers
Co-owner and Vice-President of Kilpatrick Life Insurance Companies and Rose-Neath Funeral Homes, Crematorium and Cemeteries and Flower Shop 1976-Present Served on the Life Recovery Systems Board of Managers from February 1, 2015 to the present	*Retired after 37 years from private invasive cardiology practice in Lafayette, Louisiana. Former Board Member of two general hospitals and one cardiovascular specialty hospital. Served on the Life Recovery Systems Board of Managers from February 1, 2015 to the present.*

Offering Summary

Maximum 11,180 Class B Common Units ($106,992.60)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 1,044 Class B Common Units ($9,991.08)

Company	Life Recovery Systems HD LLC
Corporate Address	711 Kimball Avenue, Alexandria, LA 71301
Description of Business	LRS invents, develops, and manufactures medical devices. Our key focus is the treatment of patients suffering from severe hyperthermia and/or acute illnesses related to cardiovascular disease, such as cardiac arrest, stroke, and heart attack.
Type of Security Offered	Class B Common Units
Purchase Price of Security Offered	$9.57
Minimum Investment Amount (per investor)	$497.64

The 10% Bonus for StartEngine Shareholders

Life Recovery Systems HD LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 100 Class B Common Units at $9.57 / unit, you will receive 10 bonus Class B Common Units, meaning you'll own 110 units for $957. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Funds from this offering and other sources may be used to provide for expenses incurred for sale of the company. At this time there are no prospective buyers of the company and no anticipated costs in connection with seeking a buyer.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Life Recovery Systems to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post

©2017 All Rights Reserved

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

LRS // SE

in the us every year there is 2 million strokes and heart attacks that occur. They are often worse than dying because they imprision someone in their own bodyif we could stop that, if we had a way to stop that damage before it got too extensive, we could make people's lives so much better.The thermosuit system is the fastest safest way to induce suspended animation through therapeutic hypothermia. Most Heart attacks and most strokes occur when a blood vessel is blocked off going to that area of the heart or brain. The tissue dies when the vessel is reopened, and that oxygenated blood comes back to that tissue and injures it or kills it then. When the patient is in suspended animation from therapeutic hypothermia their brain or heart tissue are protected against the re induction of flow that occurs when that artery is opened up. And once that period is over which is in a few hours then you can gradually raise the temperature back to normal. The difference that the thermostat offers over other technologies is that we cool patients through convective heat transfer which is 5 to 6 times more powerful and faster at cooling the body totally then other methods. Therefore we can cool the body in a matter of minutes where most systems take hours. This can be used in any hospital in the united states and then the patient can be transferred more safely to a center where the arteries can be opened. In medical devices, the most important thing is to get approval from the FDA that says that your device is safe and does what it says it can do. So in this case the studies we're doing shows that its' first safe, and then it does what we say it does in that is by cooling the body so fast that we are able to protect the heart and brain against such injuries as heart attack and strokes. We've seen patients, who in the old days, almost certainly would have died now make complete recoveries and being able to do that as a physician is a tremendous feeling. With your help, we can move these studies along and we can help patients on a daily basis, millions of patients get better and assume a normal life. For more information visit life-recovery.com

----

an LRS we don't imitate other products. We set the standard for rapid patient cooling the simplicity is revolutionary. Our premiere product the thermal suit system is a flexible sleeping bag that makes contact with more than 90% of the skin without harming it while optimizing a balance of three variables. body contact area temperature of the water and the rate at which the water flows against the skin. this balance is regulated by a computerized system the tracks body temperature by way of a temperature sensor. the thermal suit system is simple and safe to use in conjunction with typical patient monitoring devices and it only takes minutes to set up. it is 100% non-invasive and the thermal suit patients reached target temperature 100% of the time usually in 20 to 40 minutes. the system is designed to let hospitals of all sizes provide safe and rapid patient cooling. the product even effectively cools large patients with a high BMI. research tells it all. the LRS thermo suit system will six times faster than a standard cooling blanket. the patient remains cool for hours after removal from the thermo suit providing a unique cool and shipped capability. the thermo suit has an outstanding safety record. in over five years of clinical use there have been no reported skin injuries or infections. the thermal suit system is cost effective easily deployable safe to use can be implemented by nurses or technicians is highly efficient and 100% non-invasive. if your patient needs rapid cooling there simply only one solution the thermo suits system cooling at the speed of life.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

2018 AMENDED AND RESTATED
OPERATING AGREEMENT
OF
LIFE RECOVERY SYSTEMS HD, LLC

This 2018 AMENDED AND RESTATED OPERATING AGREEMENT (this "*Operating Agreement*") of Life Recovery Systems HD, LLC, a Louisiana limited liability company (the "*Company*"), is dated effective as of February 15, 2018, by and among the Company and its undersigned Members.

The Members of the Company hereby enter into this Operating Agreement as the operating agreement of the Company and agree as follows:

ARTICLE 1: DEFINED TERMS

The definitions provided in this Article 1 shall apply for purposes of this Operating Agreement. Other terms are defined elsewhere in this Operating Agreement and shall likewise apply throughout this Operating Agreement.

1.1 "Act" means the Louisiana Limited Liability Company Act, La. R. S. 12:1301 *et seq*., as amended from time to time.

1.2 "Adjusted Capital Account Deficit" means the deficit balance, if any, in a Member's Capital Account at the end of a Company Year after giving effect to the following adjustments:

(a) the crediting thereto of any amount which such Member is obligated to restore or is deemed obligated to restore pursuant to Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) the debiting thereto of the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

This definition is intended to comply with the provisions of Regulations Section 1.7044(b)(2)(ii)(d), and shall be interpreted accordingly.

1.3 "Articles of Organization" means the articles of organization of the Company filed with the Louisiana Secretary of State and effective June 6, 2002, as amended, supplemented and restated from time to time.

1.4 "Book Basis" of a property on a pertinent date means such property's fair market value on the date of its contribution to the Company less the amount of any liabilities to which such property was subject on such date subject, however, to the following adjustments:

(a) An adjustment to the respective fair market values of all the Company's assets on the occurrence of the following events:

(i) the acquisition of any additional Membership Units by any new or existing Member in exchange for more than a *de minimis* Capital Contribution;

(ii) the distribution by the Company to a Member of more than a *de minimis* amount of property of the Company as consideration for a Membership Units; and

(iii) the termination of the Company for Federal income tax purposes pursuant to Code Section 708(b)(1)(B);

provided that an adjustment described in clauses (i) and (ii) of this subsection shall be made only if the Board of Managers reasonably determines that such adjustment is necessary to reflect the relative economic interests of the Members in the Company.

(b) The Book Basis of any item of Company assets distributed to any Member shall be adjusted to equal the fair market value (taking Code Section 7701(8) into account) of such asset on the date of distribution, as determined by the Board of Managers.

(c) An adjustment to reflect any increases or decreases to the adjusted basis of the Company's assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such increases or decreases are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), subsection (e) of the definition of "Net Profits and Net Losses", or Section 6.3(g) hereof, provided, however, that Book Basis shall not be adjusted pursuant to this subsection (c) to the extent that an adjustment pursuant to subsection (a) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (c).

If the Book Basis of an asset has been determined or adjusted pursuant to subsection (a) or (b), such Book Basis shall thereafter be adjusted by the Depreciation taken into account with respect to such asset, for purposes of computing Net Profits and Net Losses.

1.5 "Capital Account" means, on a pertinent date:

(a) the amount of a Member's initial Capital Contribution, which is set forth on the attached Exhibit A, plus any additional Capital Contributions determined as of their respective dates of contribution;

(b) increased by such Member's share of any Net Profits allocated to such Member to such date;

(c) increased by the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member;

(d) decreased by such Member's share of any Net Losses and distributions to such Member to such date, whether of Distributable Cash or other property at its Book Basis;

(e) increased or decreased, as the case may be, by any special allocations pursuant to Sections 6.3 or 6.4 of this Operating Agreement; and

(f) decreased by the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

If any Membership Units are transferred in accordance with the terms of this Operating Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Membership Units. The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note (or a Member related to the maker of the note within the meaning of Regulations Section 1.7044 (b)(2)(ii)(c)) shall not be included in the Capital Account of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2). In determining the amount of any liability for purposes of subsections (a) through (d) above there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations. The provisions of this Section 1.5 and all other provisions of this Operating Agreement concerning the maintenance of Capital Accounts are intended to comply, and shall be interpreted and applied in a manner consistent, with Regulations Section 1.704-1(b). Solely for that purpose, the Board of Managers may modify the manner in which Capital Accounts or any debits or credits thereto are computed, provided any such modification is not likely to have a material effect on the amounts distributable to any Member pursuant to Article 11 of this Operating Agreement upon the dissolution of the Company. If the Board of Managers shall determine such modification is necessary or appropriate to comply with Regulations Section 1.704-1(b)(2)(iv), the Board of Managers shall adjust the amounts debited or credited to Capital Accounts with respect to: (i) any property contributed to the Company or distributed to the Members; and (ii) any liabilities secured by such contributed or distributed property or assumed by the Company or the Members.

1.6 "Capital Contribution" means with respect to any Member the amount of money and the fair market value of other assets (when contributed), in each case, contributed to the Company with respect to such Member's Membership Units, including initial and additional contributions.

1.7 "Class A Common Units" means an interest in the Company representing a Class A Member's share of profits and losses of, and right to receive distributions from, the Company, as set forth in this Agreement, and having such other rights and privileges as are set forth in this Operating Agreement.

1.8 "Class A Members" means, collectively, the persons identified as Class A Members on the Membership Schedule attached as Exhibit A and all other persons who hereafter may be admitted as substituted or additional Members of the Company holding Class A Common Units.

1.9 "Class B Common Units" means an interest in the Company representing a Class B Member's share of profits and losses of and right to receive distributions from, the Company, as set forth in this Agreement, and having such other rights and privileges as are set forth in this Operating Agreement.

1.10 "Class B Members" means, collectively, the persons identified as Class B Members on the Membership Schedule attached as Exhibit A and all other persons who hereafter may be admitted as substituted or additional Members of the Company holding Class B Common Units.

1.11 "Class C Preferred Units" means an interest in the Company designated as "Class C Preferred Units" representing a Class C Member's share of the profits and losses of, and right to receive distributions from, the Company as set forth in this Agreement, and having such other rights, privileges, and preferences as are set forth in this Operating Agreement.

1.12 "Class C Members" means, collectively, the persons identified as Class C Members on the Membership Schedule attached as Exhibit A and all other persons who hereafter may be admitted as substituted or additional Members of the Company holding Class C Preferred Units.

1.13 "Class C Priority Return" means an amount per Class C Preferred Unit equal to the Original Purchase Price of such Class C Preferred Unit.

1.14 "Class D Common Units" means an interest in the Company representing a Class D Member's share of profits and losses of, and right to receive distributions from, the Company, as set forth in this Agreement, and having such other rights and privileges as are set forth in this Operating Agreement.

1.15 "Class D Members" means, collectively, the persons identified as Class D Members on the Membership Schedule attached as Exhibit A and all other persons who hereafter may be admitted as substituted or additional Members of the Company holding Class D Common Units.

1.16 "Code" means the Internal Revenue Code of 1986, as from time to time amended, or any statute from time to time in effect and corresponding thereto.

1.17 "Company Minimum Gain" means the minimum gain that would be generated if the Company disposed of property encumbered by a Nonrecourse Liability, the outstanding balance of which exceeds the adjusted income tax basis of such property at the time of such determination; provided, however, that the definition, amount and allocation, of "Company Minimum Gain" shall be definitively determined in accordance with Regulations Section 1.704-2(b).

1.18 "Company Year" means the accounting period of the Company.

1.19 "Compensation Payment" means those payments made to a Member under Section 7.3 of this Operating Agreement.

1.20 "Contributed Property" means property contributed by a Member to the Company, the income tax basis of which to the Company is determined in whole or in part by reference to the income tax basis of such property (or of any property exchanged for such property) in the hands of such Member.

1.21 "Depreciation" means, for each Company Year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such Company Year, except that if the Book Basis of an asset differs from its adjusted basis for Federal income tax purposes at the beginning of such Company Year, Depreciation shall be an amount which bears the same ratio to such beginning Book Basis as the Federal income tax depreciation, amortization, or other cost recovery deduction for such Company Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for Federal income tax purposes of an asset at the beginning of such Company Year is $0, Depreciation shall be determined with reference to such beginning Book Basis using any reasonable method selected by the Board of Managers.

1.22 "Dissociated Member" means a Member who, upon the occurrence of any of the events described in Section 10.1 of this Operating Agreement, shall continue to be recognized as a Member for federal tax law purposes, but who shall not be recognized as a Member under the Act, it being understood that any Member who transfers all of its Membership Units to any other person or entity shall cease to be recognized as a Member for any purposes whatsoever and shall no longer be deemed to be a Member or a Dissociated Member hereunder.

1.23 "Distributable Cash" means the excess, if any, of

(a) the Company's aggregate cash receipts (other than Capital Contributions or cash obtained from loans to the Company) in excess of

(b) the aggregate of the Company's expenditures from such cash receipts (including, but not limited to, trade accounts payable, notes payable, other financial obligations, Compensation Payments, debt service, including interest on and repayment of Member loans) and such amounts as the Board of Managers determine are reasonable to retain from such cash receipts for working capital and other Company purposes;

provided, however, that (i) retained amounts shall become Distributable Cash when the Board of Managers determines that the retention of such amounts is no longer necessary; (ii) Distributable Cash shall not be reduced by depreciation, amortization, cost recovery deductions and other similar non-cash expenses; and (iii) such Distributable Cash is permitted under the terms and conditions of the Company's senior debt facilities.

1.24 "Economic Risk of Loss" means the economic risk of loss that a Member or a Related Person with respect thereto bears for Company liability as determined under Regulations Section 1.752-2.

1.25 "Manager" means each member of the Board of Managers, and "Managers" means the members of the Board of Managers, collectively, and any party substituted for either of them pursuant to the terms of this Operating Agreement. The Managers constitute the "managers" of the Company under the Act.

1.26 "Members" means, collectively, the parties to this Operating Agreement or to a counterpart to this Operating Agreement (other than the Company), and any person or persons substituted for any of them pursuant to this Operating Agreement or hereafter added as an additional Member in the manner permitted by this Operating Agreement.

1.27 "Member Nonrecourse Debt" means any Company liability to the extent the liability is nonrecourse pursuant to Regulations Section 1.1001-2, and for which a Member or a Related Person with respect thereto bears the Economic Risk of Loss.

1.28 "Member Nonrecourse Debt Minimum Gain" means the Company Minimum Gain attributable to Member Nonrecourse Debt. Member Nonrecourse Debt Minimum Gain shall be determined in a manner consistent with Regulations Sections 1.704-2(d) and 1.704-2(g)(3).

1.29 "Member Nonrecourse Deductions" means the Company losses, deductions or Section 705(a)(2)(B) expenditures attributable to Member Non-recourse Debt.

1.30 "Membership Units" means, collectively, the Class A Common Units, Class B Common Units, Class C Preferred Units and the Class D Common Units.

1.31 "Net Profits and Net Losses" means, for a pertinent period, an amount equal to the Company's taxable income or loss for such period determined in accordance with Code Section 703(a), adjusted as follows:

(a) all items of income, gain, loss or deduction required to be separately stated pursuant to Code Section 703(a)(1) shall be included;

(b) any income of the Company exempt from Federal income tax shall be added;

(c) any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), shall be subtracted;

(d) if the Book Basis of any Company asset is adjusted pursuant to subsections (a) or (b) of the definition of Book Basis, then the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Book Basis of the asset) or an item of loss (if the adjustment decreases the Book Basis of the asset) from the disposition of such asset and shall be taken into account for purposes of computing Net Profits and Net Losses;

(e) gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the Book Basis of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Book Basis;

(f) in lieu of the depreciation, amortization and other cost recovery deductions calculated pursuant to Code Section 703(a), there shall, be taken into account Depreciation for such Company Year, computed in accordance with the definition of Depreciation;

(g) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Net Profits and Net Losses; and

(h) any item of Company income, gain, loss or deduction which shall be specially allocated pursuant to Section 6.3 or Section 6.4 hereof shall not be included in Net Profits and Net Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 6.3 or 6.4 of this Operating Agreement shall be determined by applying rules analogous to those set forth in subsections (b) through (g) above.

1.32 "Nonrecourse Deductions" has the meaning set forth in Regulations Section 1.704-2(b)(1) and shall, for any Company Year, equal the net increase, if any, in the amount of Company Minimum Gain during such Company Year, determined pursuant to Regulations Section 1.704-2(d), over the amount of any distribution of proceeds of a Nonrecourse Liability allocable to an increase in Company Minimum Gain.

1.33 "Nonrecourse Liability" means a liability for which no Member, nor any Related Person with respect to any thereof, bears any Economic Risk of Loss.

1.34 "Original Purchase Price" means, with respect to any Membership Unit purchased from the Company, the purchase price or other consideration paid or delivered to the Company by the original purchaser of such Membership Unit (as adjusted as necessary to reflect any recapitalizations, unit splits, dividends or similar changes after the payment or delivery of such purchase price or other consideration). The Original Purchase Price per Membership Unit for all Class C Preferred Units shall not be less than Ten dollars ($10.00) per Class C Preferred Unit.

1.35 "Regulations" means the Federal income tax regulations from time to time promulgated under the Code by the Internal Revenue Service and the Treasury Department.

1.36 "Related Person" means a person having a relationship to a Member described in Regulations Section 1.752-4(b).

1.37 "Service Income" means, with respect to any Member, the sum of all (a) Compensation Payments received by that Member, (b) the payment by the Company of any medical insurance premiums on behalf of that Member or any members of that Member's family; (c) workers' compensation premiums paid to cover the Member; and (d) any other benefits paid to or on behalf of the Member by reason of the provision of services by the Member to the Company which the Company cannot deduct, amortize, or depreciate for federal income tax purposes.

1.38 "Voting Units" means the Class A Common Units and the Class D Common Units until such time as the Class B Common Units are converted to voting units pursuant to the provisions of this Operating Agreement, at which time "Voting Units" will mean the Class A Common Units, the Class B Common Units and the Class D Common Units.

1.39 "Other Defined Terms." The following additional terms are defined in the portions of this Operating Agreement indicated below:

—"AAA" is defined in Article 13.
—"Agent" is defined in Section 4.11.
—"Operating Agreement" is defined in the preamble.
—"Assumed Tax Rate" is defined in Section 7.2.
—"Board of Managers" is defined in Section 4.1.
—"Change Event" is defined in Section 3.10.
—"Company" is defined in the preamble.
—"Conversion Rate" is defined in Section 3.10.
—"Event of Dissociation" is defined in Section 10.1.
—"Excluded Transfers" is defined in Section 8.1.
—"LBCL" is defined in Section 4.11(b).
—"Offer Notice" is defined in Section 8.2.
—"Offer Period" is defined in Section 8.3.
—"Offered Price and Terms" is defined in Section 8.6.
—"Offered Units" is defined in Section 8.2.
—"Offeror" is defined in Section 8.2.
—"Regulatory Allocations" is defined in Section 6.4.
—"Remaining Offered Units" is defined in Section 8.5(b).
—"Reserved Units" is defined in Section 3.5(b).
—"Right of First Refusal" is defined in Section 8.3.
—"Subscribing Members" is defined in Section 8.5(b).
—"Tax Distribution" is defined in Section 7.2.
—"Transferring Member" is defined in Section 8.2.

ARTICLE 2: GENERAL PROVISIONS

2.1 Formation. The Company was organized June 6, 2002, as a limited liability company pursuant to the Act by executing and filing the Articles of Organization with the Louisiana Secretary of State. The Members shall execute and deliver such other documents as the Board of Managers shall deem necessary or desirable to enable the Company to lawfully conduct its operations in compliance with the requirements of the Act.

2.2 Name. The Company shall operate under the name of "Life Recovery Systems HD, LLC", or under such other name as the Board of Managers shall, from time to time, determine.

2.3 Purpose. The purpose of the Company shall be to engage in such business activities as the Board of Managers and the Members shall determine and as are legally permitted under the Act. The Company shall have all powers necessary and appropriate to carry out the foregoing purposes, which powers shall be exercised by the Board of Managers and the Members on the terms and conditions hereinafter set forth.

2.4 Principal Place of Business. The principal place of business of the Company shall be located at 711 Kimball Avenue, Alexandria, Louisiana 71301 or at such other place as the Board of Managers shall from time to time determine.

2.5 Registered Office and Registered Agent. The registered agent for the service of process and the registered office of the Company shall be Robert J. Freedman, Jr., M.D., 711 Kimball Avenue, Alexandria, Louisiana 71301. The registered office and registered agent may be changed from time to time as the Board of Managers deems advisable by filing the address of the new registered office or the name of the new registered agent with the Secretary of State of Louisiana pursuant to the Act and the applicable rules promulgated thereunder.

2.6 Partnership Classification For Tax Purposes. It is intended that the Company be classified and treated as a partnership for federal income tax purposes.

2.7 Term. The Term of the Company is provided in the Articles of Organization.

ARTICLE 3: MEMBERSHIP UNITS AND MEMBERS

3.1 Membership Units. The Company shall be authorized to issue up to:

(a) 40,000 Class A Common Units;

(b) 4,000,000 Class B Common Units;

(c) 2,000,000 Class C Preferred Units; and

(d) 4,000,000 Class D Common Units.

3.2 Capital Contributions. Members have made the contributions to the capital of the Company of cash or designated property in the respective amounts or having the respective designated values set forth on the attached Exhibit A. Exhibit A also states the name and municipal address of each Member, and the number and classes of Membership Units held by each Member. No Member shall be required to make any contribution to the capital of the Company other than as set forth in Exhibit A.

3.3 Withdrawal. No Member may withdraw or resign except (a) with the prior written consent of a Majority of the outstanding Voting Units or (b) upon a transfer of all of the Membership Units held by such Member to a substituted Member in strict compliance with this Operating Agreement.

3.4 Issuance of Additional Membership Units.

(a) Additional Membership Units, other than the Reserved Units or Class D Common Units, may be issued by the Company only at such times, in such amounts and classes, and for such consideration as shall be authorized by the Board of Managers and approved by a majority of the outstanding Voting Units. Subject to such authorization and approval, the Company may issue additional Membership Units up to the maximum number authorized to be issued, or options and warrants to purchase such Membership Units, to any person or entity, including Members and their affiliates, and any vendor, supplier, customer, licensor, licensee, or other party having a commercial relationship with the Company. Any such Membership Units issued by the Company may be made subject to such vesting or forfeiture criteria and other restrictions as may be authorized by the Board of Managers and approved by a majority of the outstanding Voting Units.

(b) The Board of Managers alone is authorized to issue (i) up to 5,000 Class A Common Units and 2,000,000 Class B Common Units to employees and consultants pursuant to a plan to be adopted by the Company (the "*Reserved Units*"). Any such Reserved Units issued by the Company may be made subject to such vesting or forfeiture criteria and other restrictions as the Board of Managers shall determine in its discretion. Notwithstanding Section 8.10, upon issuance the Reserved Units shall confer full membership rights without any consent or approval of the Members or any class of Members. No employee or consultant of either the Company or any of its affiliates shall have any right to receive Reserved Units except as specifically provided for in a plan or agreement adopted or entered into by the Company.

(c) The Board of Managers has issued 4,000,000 Class D Common Units. Any Class D Common Units issued by the Company may be made subject to such vesting or forfeiture criteria and other restrictions as the Board of Managers shall determine in its discretion. Notwithstanding Section 8.10, upon issuance the Class D Common Units shall confer full membership rights without any consent or approval of the Members or any class of Members. No employee or consultant of either the Company or any of its affiliates shall have any right to receive Class D Common Units except as specifically provided for in a plan or agreement adopted or entered into by the Board of Managers. Each Class D Common Unit shall have full voting rights of each other voting unit in accordance with Section 3.5(d) of this Operating Agreement, but dividends and distributions to the owner(s) of Class D Common Units shall be equal to One Tenth of One (0.1%) Percent of any financial return, dividend, distribution or other amount paid by the Company to the owner(s) of Class A and Class B Common Units.

3.5 Governance and Voting Rights of Members.

(a) The Company is a "manager managed" limited liability company under the Act. Except to the extent the Members, or any class thereof, have retained approval rights pursuant to this Operating Agreement, the Members hereby delegate the management and control of the Company to the Board of Managers on the terms and conditions of this Operating Agreement, the Act, and the Articles of Organization.

(b) Any vote, consent, approval, decision, or other action of the Members or a class of Members which is required or permitted by this Operating Agreement shall be taken at a meeting of such Members, or may instead be taken without a meeting if a written consent, setting forth the action to be taken, shall be signed by the holders of Membership Units representing at least the minimum vote required pursuant to this Operating Agreement to approve such action if it were submitted for a vote at a meeting of Members at which all Members entitled to vote were present and voting. Thereafter, the Company shall give written notice of the action taken to all Members who did not sign such written consent to action but who would have been entitled to vote on the question had it been submitted for approval at a meeting of Members.

(c) Unless otherwise provided in this Operating Agreement, any issue requiring the vote, consent, approval, or other decision of the Members, or any act to be taken by the Members, shall be decided or taken by the favorable vote or written consent of a majority of the outstanding Voting Units.

(d) (i) Each Class A Member and each Class D Member shall be entitled to vote on any matter submitted to a vote of the Members. Each Member holding Class A Common Units shall be entitled to one vote for each Class A Common Unit held, and each Member holding Class D Common Units shall be entitled to one vote for each Class D Common Unit held.

(ii) Until such time as the Class B Common Units are converted to Voting Units pursuant to the provisions of Section 3.5 (d) (iii) of this Operating Agreement, Class B Common Units and Class C Preferred Units shall have no right to vote on any matter that comes before the Members for a vote unless such a voting right is expressly granted under this Operating Agreement. On matters on which the Class B Common Units or Class C Preferred Units, as the case may be, are entitled to vote, each Member holding Class B Common Units or Class C Preferred Units shall be entitled to one vote for each such Membership Unit held.

(iii) At such time as all Class C Preferred Units have been converted to Class B Common Units pursuant to the provisions of Section 3.10 of this Operating Agreement, all Class B Common Units shall automatically be converted to Voting Units. Thereafter, the holder of each Class B Common Unit shall be entitled to vote on any matter submitted to a vote of the Members, and shall be entitled to one vote for each Class B Common Unit held.

3.6 Meetings of Members.

(a) Notice of any meeting shall be sufficient if sent by facsimile or overnight courier at least ten days in advance of the meeting. Special meetings of the Members may be called by the Board of Managers or any one or more Members owning in the aggregate at least 20% of the outstanding Membership Units entitled to vote, upon delivery to each Member entitled to vote of a notice stating the date, time and place of the special meeting and a description of the purposes for which the meeting is called. A Member present in person or represented by proxy at a meeting shall be deemed to have waived notice unless the Member appears solely for the purpose of objecting to the conduct of the meeting on the grounds that it is not validly called or convened.

(b) A Member may appoint another Member (or its representative) as his proxy to vote or otherwise act for such Member pursuant to a written appointment form executed by such Member. An appointment of proxy is effective when received by the Company. A proxy appointment is valid for eleven months from the date of its execution unless otherwise expressly stated in the appointment form.

(c) Any or all Members may participate in any meeting of the Members by or through the use of any means of communication by which all such Members participating may simultaneously hear and communicate with each other during the meeting. A Member so participating is deemed to be present in person at the meeting.

(d) Members holding a majority of the votes entitled to be cast at a meeting of Members, represented in person (which may include participation by telephone conference call) or by proxy, shall constitute a quorum at any meeting of the Members. On any issue presented for a vote that requires the approval of a particular class or classes of Members, a quorum on that issue shall exist only if a majority of the total number of votes entitled to be cast by such class or each such class is present or represented at the meeting.

(e) Unless otherwise provided in this Operating Agreement, any issue to be decided by a particular class of Members, or any act to be taken by a particular class of Members, shall be decided or taken by the affirmative vote of a majority of the outstanding Membership Units of that class.

3.7 No Liability of Members and Managers. No Member, Manager, agent or employee of the Company shall be liable as such for any capital account deficiencies, liabilities, debts or obligations of the Company solely by reason of being a Member, Manager, agent or employee. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Operating Agreement or the Act shall not be grounds for imposing personal liability on the Members or Managers for liabilities, debts or obligations of the Company.

3.8 Transfer of Membership Units. Subject to transfer restrictions provided in this Operating Agreement, Membership Units of the Company are transferable only on its books by the holders thereof in person or by their duly authorized attorneys or legal representatives. A record shall be made of each transfer, and whenever a transfer is made for collateral security and not absolutely, it shall be so expressed in the entry of the transfer. The Board of Managers may make regulations concerning the transfer of Membership Units.

3.9 Special Voting Rights. In addition to any other authorizations of the Members or the Board of Managers as may be required by law or this Operating Agreement, the approval a particular class of Membership Units shall be required for any amendment to the Articles of Organization or this Operating Agreement that would materially and adversely impair or change the following rights, preferences or privileges of such class of Membership Units: (a) dividend or distribution rights; (b) redemption rights; (c) voting rights; (d) rights to purchase or sell Membership Units in connection with the proposed transfer of Membership Units by others; or (e) distribution preferences.

3.10 Conversion of Class C Preferred Units.

(a) Automatic Conversion. Each Class C Preferred Unit shall automatically convert into one or more Class B Common Units upon the payment in full of the Class C Priority Return with respect to such unit. When so converted the Class C Preferred Unit shall be canceled and retired and shall not be reissued as such. Upon such conversion the holder of each Class C Preferred Unit shall be treated for all purposes as the record holder or holders of the Class B Common Units into which such Class C Preferred Unit converted.

(b) Conversion Rate. Each Class C Preferred Unit shall convert into Class B Common Units of the Company at the Conversion Rate in effect at the time of conversion. For purposes of this Agreement, the term "*Conversion Rate*" means one Class B Common Unit for each Class C Preferred Unit converted, unless the Conversion Rate shall be adjusted as hereinafter provided. In the event of any recapitalization dividend of Class B Common Units, split or combination of Class B Common Units, or other similar change in the Class B Common Units (a "*Change Event*"), the Conversion Rate in effect immediately prior to the Change Event shall be adjusted so that the holders of Class C Preferred Units would receive, if their Class C Preferred Units were converted immediately after the Change Event, into that number of Class B Common Units that they would hold if their Class C Preferred Units were converted immediately prior to the Change Event and such holders received the benefit or other effect of the Change Event.

(c) Reservation of Units Issuable Upon Conversion. If at any time the number of Class B Common Units set forth in Section 3.1 above shall not be sufficient to effect the conversion of all then outstanding Class C Preferred Units, the number of Class B Common Units set forth in Section 3.1 shall automatically be increased to such number of Class B Common Units as shall be sufficient for such purposes.

(d) Surrender of Certificates. The holder of any certificate representing Class C Preferred Units that have converted into Class B Common Units shall surrender the certificate or certificates representing such Class C Preferred Units, duly endorsed to the Company or in blank, or accompanied by appropriate assignments at the principal office of the Company. As promptly as practicable on or after the date of such surrender, the Company shall issue and deliver a certificate or certificates representing the whole number of Class B Common Units issued upon such conversion, to the person or persons entitled thereto. Until the certificate representing any Class C Preferred Units that have converted is properly surrendered, such certificate shall represent the number of Class B Common Units into which such Class C Preferred Units have been converted.

(e) No Impairment. Unless otherwise authorized by a Majority Vote of the Class C Members, the Company will not, by amendment of this Agreement or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Section 3.10 by the Company but will at all times in good faith assist in the carrying out of all the provisions of this Section 3.10 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Class C Preferred Units against impairment.

ARTICLE 4: BOARD OF MANAGERS AND OFFICERS

4.1 Board of Managers. All of the business of the Company shall be managed by a Board of Managers of not less than one individual or more than seven (7) individuals (the "*Board of Managers*"). Article 6 of the Articles of Organization of the Company requires that all members of the Board of Managers also be Members of the Company.

4.2 Resignation or Removal. In the event of a resignation, death, removal or retirement of any member of the Board of Managers, the holders of Voting Units may immediately appoint a successor by written consent delivered to the Company. The holders of Voting Units may also remove and replace any Manager at any time by written notice to the Company with or without cause.

4.3 Committees. The Board of Managers may, by resolution, designate one or more committees, each committee to consist of one or more of the Managers of the Company. The Board may designate one or more Managers as alternate members of any committee, who may replace any absent or disqualified Manager at any meeting of the committee. Vacancies in the committee may be filled by the Board of Managers. In the absence or disqualification of a member of a committee, the member or members thereof, present at any meeting and not disqualified from voting, whether or not the same constitutes a quorum, may unanimously appoint another member of the Board of Managers to act at the meeting in place of any such absent or disqualified member. To the extent provided in the resolution and subject to the Act, any such committee may exercise such of the powers and authority of the Board of Managers in the management of the business and affairs of the Company as the Board of Managers shall delegate to such committee. No such committee shall have the power or authority to declare a distribution, elect officers or Managers, or change the committee's membership. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Managers. In the absence of specific direction by the Board to the contrary, a majority of a committee's members shall constitute a quorum and the affirmative vote of a majority of a committee's total membership shall be necessary for the adoption of any action.

4.4 Authority of Board of Managers. Subject to the limitations imposed by this Operating Agreement (including the limitations contained in Section 4.5 hereof), and by the laws of the State of Louisiana, and except as otherwise provided in this Operating Agreement, (i) the management and control of the property, business and affairs of the Company shall be vested in the Board of Managers and (ii) the Board of Managers shall have full and complete power, authority and discretion, on such terms and conditions as it shall deem appropriate, to do all things necessary or convenient to carry out the business and affairs of the Company. By way of illustration and not limitation, the Board of Managers shall have the right, power, and authority, on behalf of the Company and without any vote of the Members, on such terms as may be determined by the Board of Managers;

(a) to enter into and carry out contracts of all kinds;

(b) to employ employees, agents, consultants and advisors;

(c) to bring and defend actions in law or at equity;

(d) to buy, own, manage, sell, lease, mortgage, pledge or otherwise acquire or dispose of Company property, including the alienation, lease, or encumbrance of any immovables of the Company;

(e) to borrow funds in the name of the Company on a secured or unsecured basis, at any interest rate or rates and from any party;

(f) to mortgage any or all of the property of the Company or join in mortgages with other co-owners of its property and pledge and assign leases on a recourse or non-recourse basis and to execute acts of mortgage with customary Louisiana security clauses including confession of judgment, right to executory process, waiver of appraisal and *pact de non alienando*;

(g) to appoint Managers or others to act as a mandatory of the Company in all matters, whether or not in the ordinary course of business of the Company, including without limitation the alienation, lease, or encumbrance of its immovable property; and

(h) to take all such actions as any other sections of this Operating Agreement, the Articles, or the Act contemplate may be taken by the Manager.

4.5 Limitation on Management. Except as otherwise expressly provided in this Operating Agreement, the Board of Managers shall not have the right or power to do any of the following acts without the approval of a majority of the outstanding Voting Units:

(a) the sale, exchange, or other disposition of all or substantially all assets of the Company;

(b) the dissolution and winding up of the Company;

(c) the commission of any act which would make it impossible for the Company to carry on its ordinary business;

(d) the merger or consolidation of the Company with or into any other entity;

(e) the sale or issuance of Membership Units of any class by the Company;

(f) any change in the number of Membership Units authorized to be issued under this Operating Agreement, including without limitation the number of Reserved Units; or

(g) the amendment of the Company's Articles of Organization or this Operating Agreement.

4.6 Board Meetings.

(a) Regular meetings of the Board of Managers shall be held, upon at least two days' prior written notice, at such times and places as shall be designated from time to time by resolution of the Board of Managers. Notice of such regular meetings need not state the purpose of any regular meeting. Special meetings of the Board of Managers may be called by the Chairman or by managers representing a majority of the full Board on at least two business days' prior written notice. Any such notice shall state the purpose of such special meeting. Attendance of a Manager at a meeting shall constitute a waiver of notice of such meeting, except where such Manager attends the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Any action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by that percentage of the members of the Board of Managers required to take the action were a meeting held; and in such case all non-signatory Managers shall be promptly notified of the action taken. Managers may participate in and hold a meeting by means of conference telephone, video-conference or similar communications equipment by means of which all persons participating in the meeting can hear each other.

(b) A Manager may appoint another Manager as his proxy to vote or otherwise act on his behalf at any specified meeting pursuant to a written appointment form executed by such Manager. An appointment of a proxy is effective when received by the Company.

4.7 Determinations of Board of Managers. Each member of the Board of Managers shall have one vote on each matter presented to the Board of Managers for its approval. All matters pertaining to the Company's business and activities shall be determined by the vote of a majority of the total number of members of the Board of Managers (not just a majority of the members of the Board of Managers present and voting), unless a unanimous or other supermajority vote shall otherwise be required under this Operating Agreement.

4.8 Compensation of Board Members. Managers shall be reimbursed for all reasonable out of pocket expenses incurred by them in connection with the performance of their duties as Managers. No member of the Board of Managers shall receive a fee for managing the Company or serving in such capacity as a member of the Board of Managers unless such fee is approved by a majority of the outstanding Voting Units.

4.9 Officers.

(a) The Officers shall be appointed by the Board of Managers at such times and for such terms as may be designated by the Board of Managers. The Board of Managers may appoint a Chairman, President, Treasurer and a Secretary, and may elect any one or more vice-presidents, assistant treasurers, assistant secretaries or such other Officers as the Board of Managers deems appropriate. The Officers may be changed from time to time without the necessity of any amendment to this Operating Agreement.

(b) As of the date of this Operating Agreement, the following individuals serve as the Officers of the Company:

Name	Titles
Robert J. Freedman, Jr., M.D.	Chairman of the Board of Managers and President
Robert Schock	Vice-President
N. G. Freedman	Secretary

(c) The Board of Managers may remove an individual from office at any time subject to the terms and conditions of any applicable employment agreement between the Company and such individual.

4.10 Reliance on Experts, Etc. In discharging his duties, a Manager shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company, the Members, Managers, or any committee thereof by any of the Company's Members, Managers, employees, or by any committee of the Members or Managers, or by any legal counsel, appraiser, engineer, including a petroleum reservoir engineer, or independent or certified public accountant selected with reasonable care by the Members, Managers, any committee thereof, any agent having the authority to make such selection, or by any other person as to matters the Manager reasonably believes are within such other person's professional or expert competence and which person is selected with reasonable care by the Members, Managers, any committee thereof, or any agent having the authority to make such selection.

4.11 Exculpation and Indemnification.

(a) No Manager shall be liable for monetary damages for breach of any duty provided in Section 1314 of the Act as currently in effect, to the maximum extent such liability may be eliminated or limited under Section 1315 of the Act. Notwithstanding the foregoing, no provision in this Operating Agreement or the Act shall limit or eliminate the liability of a Manager for the amount of a financial benefit actually received by such Manager to which he is not entitled or for an intentional violation of a criminal law.

(b) The Managers, employees and agents of the Company (collectively the "*Agents*"), and the Company's Members, shall be indemnified by the Company from and against any and all judgments, settlements, penalties, fines and expenses (including reasonable legal fees and expenses) to the extent indemnification would be either mandatory or permissive under the Louisiana Business Corporation Law, La. R.S. 12:1, et seq., as amended (the "*LBCL*"), if such Member or Agent were an officer or director of a Louisiana business corporation.

4.12 Conflict of Interest Transactions. No contract or transaction between the Company and one or more of its Managers or a Person in which a Manager has a financial interest (a "*Conflict Transaction*"), shall be void or voidable solely for this reason, solely because the interested Manager was present at or participated in the meeting at which the contract or transaction was authorized, or solely because his or their votes were counted for such purpose, if the material facts as to his interest and to the contract or transaction were disclosed or known to the Members and the contract or transaction was approved by a majority in interest of the Voting Members without counting the vote of Membership Units beneficially owned by the interested Manager or other Person, or if the contract or transaction was fair to the Company as of the time it was authorized, approved, or ratified by the Members. Any interested Member may be counted in determining the presence of a quorum at a meeting of Members authorizing the contract or transaction. Each Member hereby constitutes the Board of Managers as the agent and attorney in fact, coupled with an interest, to evaluate and approve on behalf of the Members any Conflict Transaction. The approval of a majority of the disinterested members of the Board of Managers shall constitute the approval of all Members of the Company to any Conflict Transaction, provided that the material facts of the Conflict Transaction and the interest of the Manager or other Person were disclosed or known to the disinterested Manager.

ARTICLE 5: CONTRIBUTIONS/CAPITAL ACCOUNTS/LOANS/TAX BASIS

5.1 Capital Accounts. A Capital Account shall be maintained for each Member in accordance with the Code and the Regulations and the Capital Account maintenance rules set forth in Section 1.5. Except as specifically permitted pursuant to this Operating Agreement, no Member shall have the right to withdraw from the Company or make demand for withdrawal of all or any part of such Member's Capital Account.

5.2 Future Financings. Except as set forth in this Section, no Member shall be obligated to make any loans, advances or capital contributions to the Company, or to guarantee or assume any liability under any financing or provide any other credit enhancement with respect to any financing. If the Board of Managers shall, on behalf of the Company, borrow funds from the Members, a loan account shall be established and maintained for each lending Member. Each Member hereby agrees that the Board of Managers is authorized to enter into such loan transaction on such terms and conditions as it deems appropriate. Any such loan may be secured by the assets of the Company if permitted under the Company's credit facilities and approved by the Board of Managers.

5.3 Interest. No interest shall be paid by the Company with respect to any Capital Contributions or Capital Account balances.

ARTICLE 6: ALLOCATIONS

Net Profits and Net Losses and other items of Company income, gain, loss and deduction shall be allocated each Company Year among the Members as follows:

6.1 Net Profits. After giving effect to the special allocations set forth in Sections 6.3 and 6.4 hereof, Net Profits for any Company Year shall be allocated pro rata among the Members in proportion to the number of Membership Units held by each.

6.2 Net Losses. After giving effect to the special allocations set forth in Sections 6.3 and 6.4 hereof, Net Losses for any Company Year shall be allocated pro rata among the Members in proportion to the number of Membership Units held by each.

6.3 Paramount Provisions. Anything in this Article 6 to the contrary notwithstanding, the following provisions shall apply to the allocations of Net Profits, Net Losses, and any other item of Company income, gain, loss or deduction specially allocated below:

(a) Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2M, notwithstanding any other provision of this Section 6.3 to the contrary, if there shall be a net decrease in Company Minimum Gain for a Company Year, each Member shall be specially allocated items of Company income and gain for such Company Year (and, if necessary, subsequent Company Years) equal to each such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). If a minimum gain chargeback shall exceed the Company's income and gain for the Company Year, such excess shall be treated as a minimum gain chargeback requirement in each succeeding Company Year until fully charged back. This Section is intended to comply with the minimum gain chargeback requirement of Regulations Section 1.704-2(0 and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Section 6.3 to the contrary, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company Year, each Member who has a share of Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section, 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Company Year (and, if necessary, subsequent Company Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(i)(4) and 1.704-20)(2). This Section is intended to comply with the minimum gain chargeback requirement in Section 1.704- 2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Member shall unexpectedly receive any adjustments, allocations or distributions described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1 (b)(2)(ii)(d)(6), then there shall subsequently be specially allocated to such Member items of income and gain so as to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible; Provided, however, that an allocation pursuant to this Section 6.3(c) shall be made only if, and to the extent, such Member would have an Adjusted Capital Account Deficit after all allocations provided for in this Article 6, other than those required by this Section 6.3(e), have been made.

(d) Gross Income Allocation. If any Member shall have a negative Capital Account balance at the end of any Company Year in excess of the sum of (i) the amount such Member is obligated to restore to the Company upon liquidation, and (ii) the amount such Member is deemed to be obligated to restore pursuant to Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), then there shall be specially allocated to each such Member subsequent Net Profits in the amount of such excess as quickly as possible; provided, however, that an allocation pursuant to this Section 6.3(d) shall be made only if, and to the extent, such Member would have a negative Capital Account balance after all other allocations provided for in this Article 6, other than those required by Section 6.3(c) hereof and this Section 6.3(d), have been made.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any Company Year or other period shall be allocated among the Members among the Members in proportion to the number of Membership Units held by each.

(f) Member Loan Nonrecourse Deductions. Any Nonrecourse Deductions for any Company Year or other period pertaining to any Nonrecourse loan made by a Member to the Company shall be allocated to the Member who bears the Economic Risk of Loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(g) Section 754-Related Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's Membership Units in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their Membership Units in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Regulations Section 1 .704 - 1(b)(2)(iv)(m)(4) applies.

(h) Priority Return Allocations. All or a portion of the remaining items of Company income or gain, if any, shall be specially allocated to the Class C Members in proportion to and to the extent of the remainder, if any, of (i) the cumulative Class C Priority Return distributions each such Class C Member has received pursuant to Sections 7.1(a) and 11.4(b) from the commencement of the Company to a date thirty (30) days after the end of such allocation year, over (ii) the cumulative items of income and gain allocated to such Class C Member pursuant to this Section 6.3(h) for all prior allocation years.

(i) Ordering of Allocations. Member Nonrecourse Deductions, Nonrecourse Deductions and minimum gain chargebacks shall be allocated, seriatim and in that order, before any other allocation under this Operating Agreement.

6.4 Curative Allocations. The allocations set forth in Sections 6.3(a)-(h) and 6.7 hereof (the "*Regulatory Allocations*") are intended to comply with certain requirements of Regulations Section 1.704. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 6.4. Therefore, notwithstanding any other provision of this Article 6 (other than the Regulatory Allocations), the Board of Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Operating Agreement and all Company items were allocated pursuant to Sections 6.1 and 6.2.

6.5 Tax Allocations.

(a) Code Section 704(c). In accordance with Code Section 704(e) and the Regulations thereunder, Net Profits, Net Losses, and any other item of Company income, gain, loss and deduction with respect to any Contributed Property shall, solely for tax purposes, be allocated among the Members to take account of any disparity between (i) the adjusted basis of such Contributed Property to the Company for federal income tax purposes, and (ii) such Contributed Property's Book Basis (including any liabilities to which such property was subject as of the date of contribution), both measured as of the date of such Contributed Property's contribution to the Company using the traditional method of making Section 704(c) allocations enumerated in Regulations Section 1.704-3(b) and (c).

If the Book Basis of any Company asset is adjusted pursuant to subsection (a) of the definition of Book Basis, then subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take into account the variation, if any, between the adjusted basis of such asset for Federal income tax purposes and its Book Basis in the same manner as under Code Section 704(c) and the Regulations promulgated thereunder.

Any elections or other decisions relating to such allocations shall be made by the Board of Managers in any manner that reasonably reflects the purpose and intention of this Operating Agreement. Allocations pursuant to this Section 6.5 are solely for purposes of Federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, other items, or distributions pursuant to any provision of this Operating Agreement.

(b) Liabilities. For purposes of determining the income tax basis of each Member's Membership Units, the liabilities of the Company shall be allocated among the Members pursuant to Regulations Section 1.752, except that Excess Nonrecourse Liabilities (as defined in Regulations Section 1.752-3) shall be allocated in the manner in which it is reasonably expected deductions attributable to such Nonrecourse Liabilities shall be allocated pursuant to Section 6.3 hereof.

6.6 Allocations Upon Transfer or Issuance. Any implication in this Operating Agreement to the contrary notwithstanding, if any Membership Unit shall be transferred or issued during any Company Year, (i) with respect to a transfer, the Net Profits and Net Losses allocable with respect to such Membership Unit for such Company Year shall be allocated between the transferor and the transferee on the basis of the number of days in such Company Year each party was, according to the books and records of the Company, the owner of record of the Membership Unit transferred; and (ii) with respect to an issuance, the Net Profits and Net Losses allocable with respect to such issued Membership Unit for such Company Year shall be determined on the basis of the number of days in such Company Year the holder of such issued

Membership Units was, according to the books and records of the Company, the owner of record of the issued Membership Unit. For purposes of this Section 6.6, a Company Year shall consist of 365 days. Until notice of a change in ownership shall be actually received by the Board of Managers (even if a Member shall, prior thereto, have actual knowledge or notice of such transfer), neither the Company nor any Board of Managers shall incur any liability for making any distributions of Company income, loss or assets to those who, on the basis of the books and records of the Company, shall be designated as Members.

6.7 Loss Limitation. Net Losses allocated pursuant to Section 6.2 hereof shall not exceed the maximum amount of Net Losses that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Company Year. If some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Net Losses pursuant to Section 6.2 hereof, then the limitation set forth in this Section 6.7 shall be applied on a Member by Member basis and Net Losses not allocable to any Member as a result of such limitation shall be allocated to the other Members in accordance with the positive balances in such Members' Capital Accounts so as to allocate the maximum permissible Net Losses to each Member under Section 1.704-1(b)(2)(ii)(d) of the Regulations.

6.8 Tax Consequences. The Members are aware of the income tax consequences of the allocations made by this Article 6 and shall be bound by the provisions of this Article 6 in reporting their shares of Company income and loss for Federal income tax purposes.

6.9 Tax Treatment of Certain Distributions. To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Board of Managers shall endeavor not to treat distributions of Distributable Cash as having been made from the proceeds of a Nonrecourse Liability or Member Nonrecourse Debt.

6.10 Tax Matters Member. Robert J. Freedman, Jr. shall be the "Tax Matters Partner" of the Company pursuant to Section 6231(a)(7) of the Code.

ARTICLE 7: DISTRIBUTIONS

7.1 Distributions. Except as otherwise provided in Section 7.2 hereof, Distributable Cash may be distributed from time to time in such amounts and at such times as the Board of Managers may determine, to the Members in the following order and priority:

(a) First, to the Class C Members an amount equal to (i)the Class C Priority Return for all Class C Preferred Units held, less (ii) the sum of all prior distributions in respect of each such unit pursuant to this Section 7.1; and

(b) The balance, if any, to the Members in accordance with the number of Membership Units held by each.

7.2 Tax Distributions. If the Members do not receive during any Company Year distributions pursuant to Section 7.1 in an aggregate amount sufficient for the Members to pay the federal and state income taxes attributable to the allocations of Net Profits to the Members pursuant to Section 6.1, after taking into account allocations pursuant to Sections 6.3 and 6.4, and assuming a federal income tax at the highest marginal individual federal tax rate and a state income tax at two-thirds (2/3) of the highest marginal individual Louisiana tax rate, taking into account special capital gains rates, if any, and the composition of such allocations under Section 6.1 (the "*Assumed Tax Rate*"), the Company shall make a special distribution (the "*Tax Distribution*") of Distributable Cash, to the extent available as determined by the Board of Managers, in an amount calculated to eliminate such insufficiency pro rata in accordance with the number of Membership Units held by each Member. The Company is specifically authorized, but not obligated, to incur debt if necessary to fund such special distribution. The Board of Managers shall determine the Assumed Tax Rate in conformity with changes in the highest marginal federal income tax rate for individuals and/or the highest marginal Louisiana income tax rate for individuals. The Company is not required to make the tax distributions contemplated by this Section until such time that, and such tax distributions are required to be made only to the extent that, on a cumulative basis, the Net Profits allocated among the Members for all Company Years exceed the Net Losses among the Members for all Company Years, disregarding for purposes of this calculation allocations of Net Profits in years in which Members received distributions of Distributable Cash in an amount at least equal to the Assumed Tax Rate.

7.3 Compensation Payments. In consideration of the services they render to the Company, Members may be paid such amount at such intervals as shall be determined from time to time by the Board of Managers. Such Compensation Payments paid pursuant to this Section may be paid, as appropriate, as salary subject to applicable withholdings, or as guaranteed payments within the meaning of Code Section 707(c) and in either such event shall not be treated as distributions for purposes of computing the recipients' Capital Accounts.

7.4 Amounts Withheld. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article 7 for all purposes under this Operating Agreement. The Board of Managers is authorized to withhold from payments and distributions, or with respect to allocations, to the Members and to pay over to any Federal, state or local government any amounts required to be so withheld and paid over pursuant to the Code or any other applicable law or regulation, and such amounts shall be allocated to the Member with respect to which such amount was withheld.

7.5 Distribution of Property. The Board of Managers shall have the authority to distribute non-cash assets of the Company to the Members; provided, however, that such assets shall be valued at their fair market value and shall be considered for purposes of any such distribution as "Distributable Cash" subject to the restrictions on distributions set forth in Sections 7.1 and 7.2 hereof.

ARTICLE 8: TRANSFERS AND TRANSFER RESTRICTIONS

8.1 Restrictions on Members and Certain Permitted Transfers. Except as otherwise provided in this Article 8, no Member shall or may sell, exchange, transfer or assign, bequeath, give, or otherwise dispose of or permit to be transferred (each a "*transfer*"), whether voluntarily or involuntarily, or by operation of law (including, without limitation, the laws of bankruptcy or insolvency or as a result of death), all or any of the Membership Units held by such Member unless he first complies with the provisions of this Article 8. Notwithstanding the foregoing, the following dispositions of Membership Units (the "*Excluded Transfers*") are permitted and shall not be subject to the restrictions of this Article 8:

(a) Any transfer during the lifetime of the Member to a trust, limited liability company, or partnership for the exclusive benefit of the transferring Member and/or one or more Family Members of the transferring Member; provided that the trustee of any such trust or such limited liability company or partnership, first consents in writing to be bound by the provisions of this Operating Agreement; and provided further that the provisions of this Article 8 shall apply to the Membership Units held by such trust, limited liability company, or partnership as if the Member still owned such Membership Units;

(b) Any gratuitous (but not onerous or remunerative) *inter vivos* donation, and/or any transfer by legacy, devise or pursuant to the laws of intestacy;

(c) Any pledge or transfer by way of security so long as the Transferring Member remains the legal owner of the Membership Units so pledged or given as security; however, the Membership Units so pledged or given as security cannot be transferred or sold to satisfy the obligation they secure without first complying with all of the provisions of this Article; and

(d) Any transfer to the Company by redemption or otherwise.

As used in this Article, the term "*Family Member*" means, with respect to any Member, his or her spouse, direct descendants by blood or adoption, natural or adoptive parents, brothers and sisters, and the direct descendants by blood or adoption of such Member's brothers and sisters. If Membership Units are transferred to a trust, limited liability company, or partnership under subsection (a) of this Section, and the trust, limited liability company or partnership ceases to be controlled by the Transferring Member and/or his Family Members, the event resulting in such loss of control shall be treated for all purposes as a transfer that is not an Excluded Transfer of the Membership Units held by such Controlled Entity, and the Members (other than the Transferring Member) and Company shall have the right to purchase such Membership Units at the price and on the terms provided herein for the purchase of Membership Units in the event of a transfer that is not an Excluded Transfer. For purposes of this Section, the term "*control*" means (i) with respect to any trust ownership of the entire beneficial interest of such trust, and (ii) with respect to any limited liability company or partnership, ownership of 100% of the membership interest or partnership interest, or other equity interest thereof.

8.2 Offer Notice. If any Member (the "*Transferring Member*") proposes to make a transfer (other than an Excluded transfer) of all or any portion of the Transferring Member's Membership Units (the "*Offered Units*"), the Transferring Member shall first offer to sell the Offered Units by written notice (the "*Offer Notice*") to the Company and to the other Members (the "*Remaining Members*"). The Offer Notice shall state the number of Membership Units the Transferring Member proposes to transfer, the name of the proposed transferee (the "*Offeror*"), the price per Membership Unit and all of the terms and conditions under which the Transferring Member proposes to transfer the Membership Units, along with a copy of any written offer the Transferring Member has received from the Offeror. The Company, the Transferring Member and the Remaining Members shall then have the obligations, rights and privileges provided in this Article 8.

8.3 Right of First Refusal. The Company and Remaining Members shall each have the right and option ("*Right of First Refusal*"), but not the obligation, to subscribe to purchase all or any part of the Offered Units during the period of thirty (30) days commencing on the date the Offer Notice is given to the Company and Remaining Members (the "*Offer Period*").

8.4 Offer Not Accepted. If before the expiration of the Offer Period, the Company and Remaining Members, individually or together, fail to exercise their Right of First Refusal to purchase all of the Offered Units, then the Transferring Member shall have the right to sell the Offered Units, but only to the Offeror and otherwise on the terms set forth in the Offer Notice, and only if the transfer is fully consummated within ninety (90) days after the date on which the Offer Notice was given. If the transfer is not completed within such period of ninety (90) days, the transfer may not be made unless the Transferring Member again complies with all of the provisions of this Article 8.

8.5 Offer Accepted. If the Company and Remaining Members collectively subscribe to purchase all of the Offered Units, then the Transferring Member shall be obligated to sell to the Company or Remaining Members, or both, and the Company or Remaining Members, or both, shall be obligated to buy, all of the Offered Units as follows:

(a) First, the Company shall have the right and obligation to purchase the number of Offered Units it subscribed to purchase. If the Company subscribed to purchase all of the Offered Units, the Remaining Members shall not be entitled to purchase any of the Offered Units.

(b) If the Company does not exercise its Right of First Refusal to purchase all of the Offered Units, then the Remaining Members who subscribed to purchase Offered Units (the "*Subscribing Members*") shall each have the right and obligation to purchase that portion of the Offered Units not purchased by the Company (the "*Remaining Offered Units*") that equals the total number of Remaining Offered Units multiplied by a fraction, the numerator of which is the number of Offered Units that such Subscribing Member subscribed to purchase and the denominator of which is the number of Offered Units that all Subscribing Members collectively offered to purchase.

8.6 Option Price. The option price for the Offered Units shall be the price per Membership Unit set forth in the Offer Notice and the purchase shall otherwise be on the same terms and subject to the same conditions as those set forth in the Offer Notice (the "*Offered Price and Terms*"); provided, however, that if (a) any Transferring Member shall elect to transfer all or any part of his Membership Units by way of exchange in whole or in part for property other than money or one or more promissory notes or other evidences of debt given by the purchaser, or (b) the transfer or other disposition of Membership Units results from the death of, or a gratuitous donation or other gratuitous transfer by the Member, or as a result of the Member's bankruptcy or insolvency, or by operation of law where the Member is not receiving money or other property in consideration for the Offered Units, then, and in any such case, the provisions of Sections 8.1 through 8.5 of this Article shall apply except that the Offered Units shall not be offered to the Remaining Members and Company at the Offered Price and Terms and, instead, the Offered Units shall be offered to them at the price equal to the Stipulated Value of the Offered Units determined in conformity with Section 8.7, and the Offer Period shall not expire, and the right to subscribe to purchase the Offered Units shall remain open, until the day that is sixty (60) days after the date on which the Company and Remaining Members are given notice of the Stipulated Value of the Offered Units.

8.7 Stipulated Value. The "*Stipulated Value*" of any Class C Preferred Units shall be the Original Purchase Price thereof. The "Stipulated Value" of any Class A Common Units, Class B Common Units and Class D Common Units shall be the price that a willing buyer under no compulsion to buy would pay for such Membership Units to a willing seller under no compulsion to sell taking into account marketability or lack of marketability, control or lack of control, and other factors affecting value, as determined by the outside accountant engaged by the Company for audit and/or tax purposes. If such accountant is unable or unwilling to determine the Stipulated Value of the Offered Units, the Stipulated Value shall be determined by another accountant or an investment banker selected by the Company. The Company's outside accountant, such other accountant, or investment banker (as the case may be) shall determine the Stipulated Value of the Offered Units in conformity with this Article 8 within 30 days after he is notified of his appointment (or within such longer or shorter period to which the parties may unanimously agree). If the person charged with determining the Stipulated Value does not make a determination within the time permitted by this Section, then upon the application of any interested party pursuant to the federal arbitration statute (9 U.S.C. § 5) or the law of any state having jurisdiction, the Court having jurisdiction shall appoint a qualified accountant or investment banker to determine the Stipulated Value of the Offered Units. The decision of the person charged with determining the Stipulated Value shall be final and binding upon the parties. The Company will pay the fees of its accountant for determining the Stipulated Value of Membership Units. If a different accountant or investment banker is engaged to determine the Stipulated Value, the Company and Transferring Member will each pay 50% of such accountant or investment banker's fees and charges.

8.8 Closing. If subscriptions are received for all of the Offered Units within the time permitted, then the Transferring Member shall be obligated to transfer the Offered Units to the Company or Subscribing Members (or both) and the Company or the Subscribing Members (or both) shall be obligated to purchase the Offered Units in the proportions in which they are allotted among them under Section 8.5 at the purchase price and on the terms provided herein. The Transferring Member or any Subscribing Member or the Company may, by notice to all other parties to the transaction, schedule a closing at the Company's main office, at a time during business hours and on a date not less than 10 nor more than 30 days after the date the notice is given. If several parties designate a closing, the closing shall be the one first so designated. The Transferring Member, the Company and all Members who have obligated themselves to purchase the Offered Units shall attend this closing and shall execute such instruments and take such actions as may be reasonably necessary in order that the Offered Units may be transferred pursuant to this Article.

8.9 Waiver. The procedures set forth in this Article 8, or any part hereof, may be waived by the execution of written waivers thereof by the Company and by all interested Members and by the delivery of an executed copy of each such waiver to the Transferring Member.

8.10 Admission of Additional Members. Except as otherwise provided in Section 3.4(b) or Section 3.4(c), additional Members shall be admitted to the Company with full and complete rights of Membership upon the approval of a majority of the outstanding Voting Units, and the execution by each such additional Member of an instrument by which such additional Member accepts and agrees to be bound by all the terms and provisions of this Operating Agreement. Except as otherwise provided in Section 3.4(b) or Section 3.4(c), any person who is not admitted to Membership by the vote required in this Section shall have no voting or observation rights, but shall be the owner of the economic interest only of the Membership Units acquired.

ARTICLE 9: ADDITIONAL TRANSFER PROVISIONS

9.1 Conditions to Transfer. Any implication in this Operating Agreement to the contrary notwithstanding, no transfer permitted pursuant to this Operating Agreement shall be effective unless (subject to the right of the Company to waive any such requirement) there shall be furnished to the Company evidence in form and substance satisfactory to the Company that:

(a) the proposed transfer is exempt from the registration requirements of the Securities Act of 1933, as from time to time amended, and will not result in a violation of any applicable state blue sky or other securities laws and, if requested by the Board of Managers the intended transferor shall deliver an opinion of counsel satisfactory to the Board of Managers to this effect, obtained at the sole expense of the intended transferor;

(b) the proposed transferee (i) accepts in writing all the terms and provisions of this Operating Agreement; and (ii) has paid all reasonable expenses in connection with its admission as a Member;

(c) the transfer will not cause a termination of the Company for Federal income tax purposes under Code Section 708(b)(1)(B); and

(d) all debts and obligations (if any) of the transferor Member to the Company with respect to the transferred Membership Units (including without limitation any due, but unpaid, Capital Contributions) have been paid.

9.2 Paramount Provision. Each Member expressly acknowledges and agrees that the restrictions on transfer contained in this Operating Agreement (i) are reasonable and necessary for the efficient operation of the Company, and (ii) are not, and shall not be construed as being, an unlawful restraint on alienation of Membership Units.

ARTICLE 10: DISSOCIATION OF A MEMBER

10.1 Events of Dissociation. A Member other than a Class C Member shall cease to be a Member with full rights, and shall become a Dissociated Member, upon the occurrence of any of the following events (an "Event of Dissociation"):

(a) such Member (i) makes an assignment for the benefit of creditors; (ii) files a voluntary petition in bankruptcy; (iii) is adjudicated a bankrupt or insolvent; (iv) files a petition or answer seeking for such Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against such Member in any proceeding of this nature; or (vi) seeks, consents to, or acquiesces in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of such Member's properties;

(b) if, within 120 days after the commencement of any proceeding against such Member seeking the reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, the proceeding shall not have been dismissed, or if within ninety days after the appointment without his or her consent or acquiescence of a trustee, receiver or liquidator of such Member or of all or any substantial part of such Member's properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any stay, the appointment is not vacated;

(c) such Member's death or the entry of an order by a court of competent jurisdiction adjudicating such Member incompetent to manage such Member's property;

(d) the dissolution, winding-up or liquidation of any Member that is a corporation, partnership or other entity;

(e) the breach of any other term or condition of this Operating Agreement by such Member that is not cured, to the reasonable satisfaction of the majority of the Board of Managers, within 60 days after such Member receives notice from the Company that describes the consequences of a failure to cure such breach under this Section (it being understood that for purposes of this subsection, the term "cure" shall be deemed to include the payment of full indemnification or the delivery of indemnification funds into escrow pending a final resolution of such claim); or

(f) such Member shall have received the prior written consent of a Majority of the Members to withdraw from the Company under Section 3.4.

10.2 Loss of Management Rights. Upon the occurrence of any Event of Dissociation, the Dissociated Member shall lose all voting rights and other rights with respect to the management of the Company set forth in this Operating Agreement, including, without limitation, the right to vote on any of the events described in this Operating Agreement, the right to serve on the Board of Managers and, if applicable, the right to appoint a member of the Board of Managers.

ARTICLE 11: DISSOLUTION

11.1 Events of Dissolution. The Company shall be dissolved upon the first to occur of the following events:

(a) The expiration of the term specified in the Articles of Organization; or

(b) The affirmative vote to dissolve of two-thirds (213) the outstanding Voting Units.

11.2 Statement of Assets. Upon a termination of the Company, each of the Members shall be furnished with a statement, certified by the Company, setting forth the assets and liabilities of the Company as of the date of complete dissolution.

11.3 Execution of Documents. The Board of Managers shall have full authority to make, execute, deliver and record any and all documents required or deemed necessary or desirable by them to effect and reflect the termination and dissolution of the Company.

11.4 Winding-up and Distribution of Assets. Upon the occurrence of an event of dissolution described in Section 11.1 hereof, and subject to the provisions of this Article 11 hereof, the Company shall cease to carry on its business and the Board of Managers shall wind up the Company's affairs and dissolve the Company. The Board of Managers shall cause the Company to liquidate its assets as promptly as is consistent with obtaining the fair value thereof, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed in the following order and priority:

(a) First, to the payment and discharge of all of the Company's debts and liabilities to creditors, including without limitation debts and liabilities to Members;

(b) Second, to the Class C Members an amount equal to (i) the Class C Priority Return for all Class C Preferred Units held, less (ii) the sum of all prior distributions in respect of each such unit pursuant to Section 7.1, until the Class C Members have received the unpaid portion (if any) of the Class C Priority Return; and

(c) Third, after making the distributions required under the preceding subsections (a) and (b), to the Members in accordance with their positive Capital Account balances, after giving effect to all contributions, distributions, and allocations for all periods; and

(d) Fourth, the balance, if any, after making the distributions required under the preceding subsections (a), (b) and (c), to the Members in proportion to the number of Membership Units owned by each.

11.5 Compliance with Certain Requirements of Regulations; Deficit Capital Accounts. Subject to Section 11.4 hereof, if the Company is liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), then distributions shall be made pursuant to this Article 11 to the Members who have positive Capital Account balances in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2). If any Member has a deficit balance in his Capital Account (after giving effect to all contributions, distributions and allocations for all Company Years, including the Company Year during which such liquidation occurs), such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other third-party for any purpose whatsoever. In the discretion of the Board of Managers, a pro rata portion of the distributions that would otherwise be made to the Members pursuant to this Article 11 may be:

(a) distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Board of Managers, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to Section 11.4 hereof; or

(b) withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided that such withheld amounts shall be distributed to the Members as soon as practicable.

11.6 Deemed Distribution and Recontribution. Notwithstanding any other provision of this Article 11, if the Company is liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) but no event of dissolution described in Section 11.1 hereof has occurred, then the property shall not be liquidated, the Company's debts and other liabilities shall not be paid or discharged, and the Company's affairs shall not be wound up. Instead, solely for Federal income tax purposes, the Company shall be deemed to have contributed all of its assets and liabilities to a new company in exchange for an interest in the new company. Immediately, thereafter, the Company shall be deemed to have distributed interests in the new company to the Members in proportion to their interests in the Company.

11.7 Rights of Members. Except as otherwise provided in this Operating Agreement, each Member shall look solely to the property of the Company for the return of his Capital Contribution or any loan it has made and shall have no right or power to demand or receive property other than cash from the Company. If the assets of the Company remaining after payment or discharge of the debts or liabilities of the Company are insufficient to return any such loan or a Members Capital Contribution, the Members shall have no recourse against the Company, the Board of Managers or any Member.

11.8 Allocations During Period of Liquidation. During the period commencing on the first day of the Company Year during which an event of dissolution occurs and ending on the date on which all of the assets of the Company have been distributed to the Members pursuant to

Section 11.4 hereof, the Members shall continue to share Net Profits, Net Losses, gain, loss, and other items of Company income, gain, loss or deduction in the manner provided in Article 6 hereof.

11.9 Character of Liquidating Distribution. All payments made in liquidation of the Membership Units of a Member shall be made in exchange for the Membership Units of such Member in Company property pursuant to Section 736(b)(1) of the Code, including the interest of such Member in Company goodwill.

11.10 Form of Liquidating Distributions. For purposes of making distributions required by Section 11.4 hereof, the Board of Managers may determine whether to distribute all or any portion of the Company's property in-kind or to sell all or any portion of the Company's property and distribute the proceeds therefrom.

ARTICLE 12: WAIVER OF PARTITION

The Members agree that irreparable damage and harm shall be done to the goodwill and reputation of the Company and to each of the Members if any Member shall bring an action in court to partition any property of the Company. Each Member agrees that care has been taken in this Operating Agreement to provide what the Members feel are fair and just payments to be made to a Member whose relationship to the Company is, for any reason, terminated. Accordingly, each Member hereby waives and renounces such Member's right to seek or maintain a petition for the partition of any property which the Company may, at any time, own or to compel any sale thereof under the laws of any jurisdiction which has jurisdiction with respect to such petition.

ARTICLE 13: ARBITRATION

In the event of any dispute or difference among any of the Members or between the Company and any one or more Members (to the extent this Operating Agreement does not expressly provide for a method of resolution of such dispute or difference) with respect to the subject matter of this Operating Agreement or the enforcement of rights hereunder, such dispute or difference shall be submitted to binding arbitration in Alexandria, Louisiana, in accordance with the provisions of this Article 12. The arbitrator shall be selected by an agreement of the parties to the dispute from the panel of arbitrators supplied by the American Arbitration Association ("AAA"), or, if the parties cannot agree on an arbitrator within 30 days after the notice of a party's desire to have a dispute settled by arbitration, then the arbitrator shall be selected by the AAA in Alexandria, Louisiana. Any arbitrator so chosen shall use Louisiana law as the basis for his decisions. The determination reached in such arbitration shall he final and binding on all parties hereto without any right of appeal or further dispute. Enforcement of the determination by such arbitrator may be sought in any court having jurisdiction in the State of Louisiana. Any such arbitration shall be conducted in accordance with the rules of the AAA. In the event of any arbitration as provided under this Operating Agreement, or the enforcement of rights hereunder, the costs and expenses relating to such litigation or arbitration, including reasonable attorneys' fees and expenses, shall be borne by the parties to the dispute or difference in such percentages as may be determined by the arbitrator after assessing the merits of each party's claim.

ARTICLE 14: TAX ELECTIONS AND RESTRICTIONS

14.1 Special Tax Elections. In the event of a transfer of a Member's Membership Units pursuant to this Operating Agreement, the death or dissolution of a Member, or the distribution of any Company property to a Member, the Board of Managers may, upon a distribution of any property described in Code Section 734 or upon a transfer described in Code Section 743 (as the case may be), make an election pursuant to Section 754 of the Code. Each Member shall, upon the request of the Board of Managers, supply the Board of Managers with all information necessary to make such election.

14.2 General Elections and Limitations. The Board of Managers shall be authorized, in their sole discretion, to make all elections required or permitted with respect to Federal or state taxes on Company tax returns; provided, however, no election shall be made by either the Company or the Members to be excluded from the application of the provisions of Subchapter K of Subtitle A of the Code or from any similar provisions of any state tax law.

14.3 Restrictions on Transfers. Any implication in any provision of this Operating Agreement to the contrary notwithstanding, no sale, exchange or other transfer of Membership Units shall be made without the express, written approval of the Board of Managers if the Membership Units sought to be sold, exchanged or transferred, when added to all other Membership Units sold, exchanged or transferred within a period of twelve consecutive months prior thereto, would result in the termination of the Company under Section 708 of the Code.

ARTICLE 15: MISCELLANEOUS PROVISIONS

15.1 Benefit. This Operating Agreement shall be binding upon, and shall inure to the benefit of, the Members and, as provided in this Operating Agreement, their respective heirs, administrators, executors, transferees, personal representatives, successors and permitted assigns, provided that any such transfer or assignment is made in strict accordance with the terms of this Operating Agreement.

15.2 Amendment.

(a) Subject to the provisions of this Operating Agreement, including without limitation clauses (b) and (c) of this Section 15.2, and any special class votes provided for herein, this Operating Agreement may be amended at any time, and from time to time, only by

(b) Notwithstanding the preceding clause (a), (i) the provisions of Section 3.1 hereof shall be automatically amended as provided herein, and (ii) upon the issuance of additional Membership Units or the reduction of the number of Membership Units outstanding by redemption or otherwise, in each such case in accordance with the provisions of this Operating Agreement, the Board of Managers acting alone, and without the necessity of a vote of the Members, may amend this Operating Agreement solely to make the appropriate changes to Exhibit A to reflect the change in Membership Unit holdings.

(c) This Operating Agreement may also be restated at any time, and from time to time, upon approval of the Board of Managers by a written instrument bearing the signature of the Company and a certification by the Secretary of the Company that the Board of Managers has approved the restatement.

15.3 Notices. All notices and other communications required or permitted by this Operating Agreement shall be sent (i) in the case of the Company, addressed to the office of the Company, and (ii) in the case of the Members, to the addresses maintained in the unit membership records of the Company. Refusal to accept, or inability to deliver because of changed addresses, shall be deemed a receipt. Any Member may change his address by giving notice to the Company in accordance with the terms of this Section. Each such notice or other communication shall for all purposes of this Operating Agreement be treated as effective or having been given when delivered personally or by messenger (including any nationally recognized overnight delivery service), or, if sent by mail, at the earlier of its receipt or the fourth calendar day after the same has been deposited in a regularly maintained receptacle for the deposit of United States mail, postage prepaid, certified mail, return receipt requested, addressed and mailed as aforesaid. For purposes of meetings called in accordance with Section 4.6(a) herein, notice may also be given orally by telephone or by facsimile.

15.4 Tax Returns. The Board of Managers shall cause income tax returns for the Company to be prepared, at Company expense, and timely filed with the appropriate authorities. Within 90 days after the end of each Company Year, each Member shall be furnished with a statement indicating the amounts of any Net Profits and Net Losses allocated to such Member, and the amount of any distributions made to such Member pursuant to this Operating Agreement. 15.5 Securities Laws. The Membership Units have not been registered under the securities act of 1933, as amended. The Membership Units may not be sold or transferred in the absence of such registration or unless the Company receives an opinion of counsel reasonably acceptable to the Company stating that such sale or transfer is exempt from the registration and prospectus delivery requirements of said act.

15.6 Certificates of Membership Units.

(a) Certificates of Membership Units, numbered consecutively for each class of Membership Unit, and signed by a manager, shall be issued to each Member, certifying the number and class of Membership Units owned by the Member in the Company.

(b) A new certificate may be issued in place of any certificate previously issued by the Company, alleged to have been lost, stolen, mutilated, or destroyed, or mailed and not received, and the managers may in their discretion require the owner of the replaced certificate to give the Company a bond, to indemnify the Company against any claim which may be made against it on account of the replacement of the certificate or any payment made or other action taken in respect thereof.

(c) Subject to transfer restrictions herein provided or referred to, Membership Units of the Company are transferable only on its books, by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer, the old certificates shall be surrendered to the person in charge of the Membership Unit-transfer records, by whom they shall be canceled, and new certificates shall thereupon be issued. A record shall be made of each transfer, and whenever a transfer is made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer. The Board may make regulations concerning the transfer of Membership Units.

15.7 Legend. Each certificate representing Membership Units of the Company shall be endorsed with a legend in substantially the following form (in addition to any legends required under applicable state securities laws)

THE MEMBERSHIP UNITS REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH MEMBERSHIP UNITS MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

THE MEMBERSHIP UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE RESTRICTIONS ON TRANSFERABILITY CONTAINED

IN THE COMPANY'S OPERATING AGREEMENT (INCLUDING ALL AMENDMENTS AND RESTATEMENTS THEREOF), A COPY OF WHICH IS ON FILE IN THE OFFICE OF THE COMPANY. NO TRANSFER OR ENCUMBRANCE OF THE MEMBERSHIP UNITS REPRESENTED HEREBY MAY BE MADE EXCEPT IN ACCORDANCE WITH SUCH AGREEMENT.

A COPY OF THE AGREEMENT COVERING THE PURCHASE OF THESE MEMBERSHIP UNITS AND RESTRICTING THEIR TRANSFER MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY AT THE PRINCIPAL OFFICE OF THE COMPANY.

15.8 Bank Accounts. All funds of the Company shall be deposited in the Company's name in one or more amounts at such federally-insured bank, savings and loan or building and loan, or other commercial institutions, as the Board of Managers shall, from time to time, determine. Withdrawals from any such accounts shall be made upon such signature(s) as the Board of Managers shall, from time to time, designate.

15.9 Governing Law. This Operating Agreement and all matters arising hereunder shall be construed and interpreted according to, and governed by, the laws of the State of Louisiana.

15.10 Construction. If any provision of this Operating Agreement shall be found to be void by a court of competent jurisdiction, then the remaining provisions of this Operating Agreement shall nevertheless be binding with the same effect as though the void provision had not been included herein.

15.11 Execution of Operating Agreement. This Operating Agreement may be executed in one or more counterparts, each of which shall constitute an original but all of which together shall constitute but a single document. Signature pages may be delivered by facsimile.

15.12 Entire Operating Agreement. This Operating Agreement, and the documents attached hereto, contains the entire agreement of the parties hereto with respect to the subject matter hereof, and no representation, warranty, covenant or agreement not embodied herein and therein, oral or otherwise, shall be of any force or effect whatsoever.

15.13 Heading. All headings in this Operating Agreement are for convenience only, are not a part of this Operating Agreement and shall not be used as an aid in the construction of any provision hereof.

15.14 Number and Gender. As used herein, the singular and plural each includes the other, the masculine, feminine and neuter each include the others, and this Operating Agreement shall be read accordingly when required by the facts.

15.15 Waiver. A waiver of any default or breach hereunder by any party hereto shall not constitute a waiver by such party of any other default or breach, or a subsequent waiver by such party of the same default or breach. Further, to be effective, any waiver shall be in writing and shall be signed by the party granting such waiver.

15.16 Interpretation. Each Member acknowledges that it has had the opportunity to review this Operating Agreement with independent counsel and, with respect to the initial Members, to negotiate this Operating Agreement on its behalf. No provision of this Operating Agreement shall be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental or judicial authority or any arbitrator by reason of such party having or being deemed to have structured or drafted such provision.

15.17 Community Interest. In consideration of the obligations assumed by the Company and the Members under this Operating Agreement, each Member and the spouse of each married Member agrees that if any Membership Units of the Company are owned by the community estate existing between a Member and his or her spouse, or if the spouse otherwise has any interest in such Membership Units, the Membership Units owned by the spouse or in which he or she has an interest shall be subject to the same terms, conditions and limitations as the Membership Units in the hands of the Member, including the terms, conditions and limitations set forth in this Operating Agreement. The spouse of each Member who is married who has previously signed the Operating Agreement has signified such spouse's agreement to be bound by all of the provisions of this Operating Agreement as fully as the Members.

IN WITNESS WHEREOF, this Amended and Restated Operating Agreement has been duly executed and delivered, all as of the day and year first above written.

LIFE RECOVERY SYSTEMS HD, LLC

By: ______________________
Robert J. Freedman, Jr. M.D.
Its: Chairman, President, Manager

[COUNTERPART SIGNATURE PAGES ATTACHED]

Counterpart Signature Pages
of
Amended and Restated Operating Agreement of Life Recovery Systems HD, L.L.C.

This counterpart signature page is attached to the Amended and Restated Operating Agreement of Life Recovery Systems HD, L.L.C. (the "Company") dated as of February 15, 2018 (the "Operating Agreement").

By signing this counterpart signature page to the Operating Agreement, the undersigned accepts the Operating Agreement and agrees to be bound fully by all of its terms and provisions as a Member of the Company and holder of Membership Units of the Company.

IN WITNESS WHEREOF, this Amended and Restated Operating Agreement has been duly executed and delivered, as of February 15, 2018.

MEMBER:

Robert B. Schock
Name: ROBERT B. SCHOCK
Address: 34 HIDDEN GLEN DR.
SPARTA, NJ 07871

MEMBER:

[signature]
Name: C.E. PROVINE
Address: 4701 WILTON PLACE
ALEXANDRIA, LA. 71303

MEMBER:

Michael L. Jenkins
Name: Michael L. Jenkins
Address: 2010 Jackson St, Suite 101
Alexandria, La.
71301

MEMBER:

[signature]

Name: Rewick P Webb, SR

Address: 1420 S. City Park

Alexandria, LA

71301

MEMBER:

R.D. Jackson Jr.

Name: R.D. Jackson, Jr.

Address: 1232 Southampton Dr.

Alexandria LA, 71303

MEMBER:

[signature]

Name: ROBERT J FREEDMAN, Jr. MD

Address: 711 KIMBALL AVE

ALEXANDRIA, LA 71301

MEMBER:

Name:

Address:

MEMBER:

____
Name:_________________________
Address:______________________
____
____

MEMBER:

____
Name:_________________________
Address:______________________
____
____

CERTIFICATE

I HEREBY CERTIFY, as Secretary of LIFE RECOVERY SYSTEMS HD, LLC, that the foregoing 2018 AMENDED AND RESTATED OPERATING AGREEMENT has been approved by a majority of the outstanding Voting Units of the Company by their signatures affixed thereon, and bears the signature of the Company.

N. G. Freeman
____
N.G. Freeman, Secretary

Life Recovery Systems HD, LLC
Capitalization Schedule
Schedule A - Operating Agreement
As of February 15, 2018

	Class A Common Units	Class B Common Units	Class C Preferred Units	Class D Common Units
Robert Freedman, Jr.	7262	666961	25000	4000000
Gary Jones	200	19800		
Robert Schock	2400	281897		
Mark Cote	400	46267		
William Ohley	200	17800		
Jesse Newcomer	100	9900		
Gold 2004 Partnership	200	19800		
Charles Weems	100	9900		
John Moser	150	14850		
Cold Cold Heart, LLC	150	14850		
R. D. Jackson	159.8	15820.2		
WKW, LLC	300	29700		
Nobel Pending, LLC	300	29700		
Steven W. Harris	348	34452		
Christopher E. Provine	150	14850		
Heart Throb, LLC	450	44550		
James G. & Caroline Theus	109.8	10870.2		
Keller Enterprises	198	19602		
Mark Gravel	100	9900		
Kilpatrick Life Insurance Co.	500	49500		
George & Theresa Krug	100	9900		
Second Round Investors, LLC	300	29700		
Renick Webb	493	48807		
Robert Webb	638	63162		
David Baker	837	115408		
Cool Suits, LLC	100	9900		
USCI, Japan	200	19800		
Alan J. & Cynthia Appley	49	4851		
Cool Ventures, LLC	196	19404		
Robert C. Dawson, III	98	9702		
Investments In Life, LLC	294	29106		
Harry J. Longwell	196	19404		
George Reeves	343	33957		
BCF Group, LLC	98	9702		
Vernon A. Valentino	98	9702		
Greg C. Dowd &Shawn Donelon	98	9702		
Four Sisters, LLC	98	9702		
Alexandria Women's Center DTD	98	9702		
Cold Hearted Investments, LLC	98	9702		

Life Recovery Systems HD, LLC
Capitalization Schedule
Schedule A - Operating Agreement
As of February 15, 2018

	Class A Common Units	Class B Common Units	Class C Preferred Units	Class D Common Units
Cool For Life, LLC	171.5	16978.5		
Michael P. Maraist	196	19404		
J. King White & Pattie A. White	98	9702		CVS*38bn
River Rouge Investors, LLC	147	14553		
The Scotchmen, LLC	98	9702		
Blake Brothers, LLC	107.8	10672.2		
Russell VanZandt		22441		
Bergen Medical Investments		34313		
Milton Frank		25000		
Richard Hettenbach		10947		
Nexcore Technology, Inc.		61491		
Stephen Katz	9.8	970.2		
The Walden Group, Inc		1471		
Steel Partners		490		
Jodi Groff	196	19412		
Jacque Gilberg IRA	196	19412		
Mary Abbott Hess Trust	196	19412		
Elizabeth Olcott	39.22	3882.35		
Frank Bihari		847		
Rita Burris		6128		
Sam Niguel Trust	98	9706		
Gold, Weems, Bruser, et al			18749	
Knight Masden. APAC			18526	
Totals	19762.92	2149217	62275	4000000